 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-262342
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated February 8, 2022 (the “Base Shelf Prospectus” and, as supplemented by the Prospectus Supplement, the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.
Information has been incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cardiol Therapeutics Inc. at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910 0850, and are also available electronically on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, which can be accessed at www.sedar.com or on the Electronic Data Gathering, Analysis and Retrieval System, or EDGAR, which can be accessed at www.sec.gov.
PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus dated February 8, 2022
New Issue June 9, 2022
CARDIOL THERAPEUTICS INC.
Up to US$50,000,000
Common Shares
The Prospectus Supplement, together with the accompanying the Base Shelf Prospectus, qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) in the share capital of Cardiol Therapeutics Inc. (the “Corporation”, “Cardiol”, “us” or “we”) having an aggregate offering amount of up to US$50,000,000. We have entered into an equity distribution agreement dated June 9, 2022 (the “Equity Distribution Agreement”) with Canaccord Genuity LLC and Cantor Fitzgerald & Co. (together, the “Agents”) pursuant to which we may distribute the Offered Shares in the United States only through the Agents, as our agents for the distribution of the Offered Shares or as principal. Upon delivery by us of an agency transaction notice, if any, the Agents may sell the Offered Shares under this Prospectus Supplement and the Base Shelf Prospectus in the United States only and such sales will be made by transactions that are deemed to be “at-the-market” offerings as defined in Rule 415 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), including, without limitation and as applicable, sales made directly through the NASDAQ Capital Market (the “NASDAQ”) and any other existing trading market for the Offered Shares in the United States. No Offered Shares will be sold under the Equity Distribution Agreement on the Toronto Stock Exchange (“TSX”) or on other trading markets in Canada. The Agents will make all sales using commercially reasonable efforts consistent with their normal sales and trading practices and on terms that are mutually agreed between the Agents and us. The Offered Shares will be distributed at the market prices prevailing at the time of the sale of such Offered Shares. As a result, prices at which the Offered Shares are sold may vary as between purchasers and during the period of distribution. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See “Plan of Distribution”.
The outstanding common shares of the Corporation (the “Common Shares”) are currently traded on the TSX and on the NASDAQ under the symbol “CRDL”. On June 8, 2022, the last trading day before the date hereof, the closing price of the Common Shares was C$1.93 on the TSX and US$1.56 on the NASDAQ.

In connection with the sale of the Offered Shares on our behalf, each of the Agents will be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agents will be deemed to be an underwriting commission or discount. We have agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act.
We will pay the Agents 3.0% of the gross proceeds from the sale of the Offered Shares pursuant to the Equity Distribution Agreement. See “Plan of Distribution” and “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement will be used. The proceeds we receive from sales of the Offered Shares will depend on the number of Offered Shares actually sold, the offering price of such Offered Shares and the compensation paid to the Agents.
Neither the Agents, nor any of their affiliates, or any person or company acting jointly or in concert with an Agent, has, or may, in connection with the Offering, entered into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.
An investment in the Offered Shares involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.
The offering of the Offered Shares hereunder is made by Cardiol, a Canadian issuer that is permitted under a multijurisdictional disclosure system (“MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement and the Base Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that (i) the Corporation is incorporated or organized under the laws of Ontario, Canada, (ii) the majority of its officers and directors are residents of a country other than the United States, (iii) some or all of the underwriters or experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a country other than the United States and (iv) all or a substantial portion of the assets of the Corporation and the assets of the foregoing persons may be located outside the United States. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.
The Corporation is not making any offer of the Common Shares in any jurisdiction where the offer is not permitted by law. The Offered Shares may only be sold in those jurisdictions where offers and sales are permitted. This Prospectus Supplement is not an offer to sell or a solicitation of an offer to buy the Offered Share in any jurisdiction in which it is unlawful.
The registered and head office of the Corporation is located at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

Dr. Guillermo Torre-Amione, Michael J. Willner, Jenn Chao, Teri Loxam and Colin Stott, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Mr. Willner, Ms. Chao, Ms. Loxam and Mr. Stott have appointed Cardiol Therapeutics Inc. at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada and predicated upon civil liability provisions of applicable securities law in Canada, even if the party has appointed an agent for service.
The financial information of the Corporation contained in the documents incorporated by reference herein are presented in Canadian dollars. References in this Prospectus Supplement to “$” and “C$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

Prospectus Supplement

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Base Shelf Prospectus

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Offered Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. This Prospectus shall not be used by anyone for any purpose other than in connection with the Offering. Before investing, you should carefully read both this Prospectus Supplement and the Base Shelf Prospectus together with the additional information about the Corporation to which you are referred in the sections of this Prospectus Supplement and the Base Shelf Prospectus titled “Documents Incorporated by Reference”.
Purchasers of Offered Shares should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. If information in this Prospectus Supplement is inconsistent with the Base Shelf Prospectus or the information incorporated by reference, you should rely on this Prospectus Supplement. The Corporation has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. Neither the Corporation nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where such offer or sale is not permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus and that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only, regardless of the time of delivery. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.
The corporate website of the Corporation is www.cardiolrx.com. The information on the Corporation’s website is not intended to be included or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and prospective purchasers should not rely on such information when deciding whether or not to invest in the Offered Shares.
This Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein are part of the Corporation’s registration statement on Form F-10 (File No. 333-262342) filed with and declared effective by the SEC under the U.S. Securities Act (the “U.S. Registration Statement”). This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Cardiol and the Offered Shares.
References in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein to “Cardiol”, “we”, “us” or “our” refer to the Corporation, unless the context indicates otherwise.
EXCHANGE RATE INFORMATION
The financial statements incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and the other documents incorporated by reference herein and therein, and the financial data derived from those financial statements included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein, are presented in Canadian dollars, unless otherwise specified, and have been prepared in accordance with IFRS, as issued by the IASB, and as set out in Part I of the Handbook of the Chartered Professional Accountants of Canada. References in this Prospectus Supplement to “$” and “C$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.
The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one

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United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.
	Period Ended
	March 31, 2022	December 31, 2021
Highest rate during the period	1.2867	1.2942
Lowest rate during the period	1.2470	1.2040
Average rate for the period	1.2662	1.2535
Rate at the end of the period	1.2496	1.2678
On June 8, 2022, the closing exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was US$1.00 = C$1.2540 and on June 8, 2022, the exchange rate for the purchase of Canadian dollars with one United States dollar quoted by the Corporation’s principal Canadian bank was US$1.00 = C$1.21640.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Base Shelf Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).
Forward-looking information can be identified by words such as: “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “will”, “should”, “could”, “may”, “project”, “budget”, “strategy” and similar expressions or references to future periods. All information other than historical facts included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is forward-looking information.
The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information in this Prospectus Supplement includes, among other things, statements relating to:
•
our anticipated cash needs, and the need for additional financing, and the use of the net proceeds from the Offering;

•
our development of oral cannabidiol for commercialization;

•
our ability to develop new routes of administration of cannabidiol, including parenteral, for commercialization;

•
our ability to develop new formulations and cannabidiol for commercialization;

•
the successful development and commercialization of our current product candidates and the addition of future products;

•
the ability for our drug delivery technologies to deliver cannabinoids and other anti-inflammatory drugs to inflamed and/or fibrotic tissue;

•
our intention to build a pharmaceutical brand and cannabidiol products focused on addressing fibrosis and inflammation in heart disease, including acute myocarditis and chronic heart failure;

•
the expected medical benefits, viability, safety, efficacy, effectiveness and dosing of cannabidiol;

•
patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our drugs, drug formulations, routes of administration, drug candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;

•
our competitive position and the regulatory environment in which we operate;

•
our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•
expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:

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•
the inherent uncertainty of product development;

•
our requirement for additional financing;

•
our negative cash flow from operations;

•
our history of losses;

•
dependence on success of our early-stage product candidates which may not generate revenue;

•
reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•
our ability to successfully design, commence, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•
the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;

•
potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•
our ability to receive and maintain regulatory exclusivities, including Orphan Drug Designations, for our drugs and drug candidates;

•
delays in achievement of projected development goals;

•
management of additional regulatory burdens;

•
volatility in the market price for the Common Shares;

•
failure to protect and maintain and the consequential loss of intellectual property rights;

•
third-party claims relating to misappropriation by our employees of their intellectual property;

•
reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•
our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•
changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•
our reliance on early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of cannabidiol;

•
claims for personal injury or death arising from the use of products and product candidates produced by us;

•
uncertainty relating to market acceptance of our product candidates;

•
our lack of experience in commercializing any products;

•
the level of pricing and reimbursement for our products and product candidates, if approved;

•
our dependence on Dalton Chemical Laboratories, Inc. operating as Dalton Pharma Services (“Dalton”) and other contract manufacturers;

•
unsuccessful collaborations with third parties;

•
business disruptions affecting third party suppliers and manufacturers;

•
lack of control in future prices of our product candidates;

•
our lack of experience in selling, marketing, or distributing our products;

•
competition in our industry;

•
our inability to develop new technologies and products and the obsolescence of existing technologies and products;

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•
unfavorable publicity or consumer perception towards cannabidiol;

•
product liability claims and product recalls;

•
expansion of our business to other jurisdictions;

•
fraudulent activities of employees, contractors, and consultants;

•
our reliance on key inputs and their related costs;

•
difficulty associated with forecasting demand for products;

•
operating risk and insurance coverage;

•
our inability to manage growth;

•
conflicts of interest among our officers and directors;

•
managing damage to our reputation and third-party reputational risks;

•
relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;

•
exposure to information systems security threats;

•
no dividends for the foreseeable future;

•
future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fall;

•
the issuance of Common Shares in the future causing dilution; and

•
the impact of the recent novel coronavirus (“COVID-19”) pandemic and any variants thereof on our operations, including clinical trials.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information.
Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. Forward-looking statements made in a document incorporated by reference in this Prospectus Supplement or the Base Shelf Prospectus are made as of the date of the original document and have not been updated except as expressly provided herein. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.
Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any

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independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.
TRADEMARKS AND TRADE NAMES
This Prospectus includes trademarks and trade names, such as “Cardiol” and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Dr. Guillermo Torre-Amione, Michael J. Willner, Jenn Chao, Teri Loxam and Colin Stott are directors of the Corporation that reside outside of Canada, and they have each appointed Cardiol Therapeutics Inc., at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, as the agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.
Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada.
The following documents, each of which has been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus:
(a)
the annual information form dated March 23, 2022 (the “AIF”) for the year ended December 31, 2021;

(b)
the audited financial statements for the years ended December 31, 2021 and December 31, 2020, respectively, together with its related notes and auditors’ report dated March 23, 2022 (the “Annual Financial Statements”);

(c)
the management’s discussion and analysis for the year ended December 31, 2021 (the “Annual MD&A”);

(d)
the interim financial statements for the three months ended March 31, 2022, together with its related notes (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis for the three months ended March 31, 2022 (the “Interim MD&A”); and

(f)
the management information circular dated May 13, 2022 for the annual meeting of shareholders of the Corporation to be held on June 28, 2022.

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the

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Base Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Base Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Base Shelf Prospectus.
Any document of the type referred to in paragraphs (a)-(f) above or similar material and any documents required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto filed by the Corporation with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, will be deemed to be incorporated by reference in this Prospectus Supplement and will automatically update and supersede information contained or incorporated by reference in this Prospectus Supplement. If we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), we will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Base Shelf Prospectus in writing on the face page of the version of such news release that we file on the SEDAR (each such news release a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus only for the purposes of the Offering. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F, or 20-F (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which the Prospectus forms a part. In addition, the Corporation may incorporate by reference into this Prospectus, or the U.S. Registration Statement of which it forms a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), if and to the extent expressly provided therein.
References to our website, www.cardiolrx.com, in any documents that are incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Base Shelf Prospectus, and we disclaim any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
•
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•
the Equity Distribution Agreement;

•
the consent of Borden Ladner Gervais LLP, the Corporation’s Canadian counsel; and

•
powers of attorney of the Corporation’s directors and officers, as applicable.

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Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.
ELIGIBILITY FOR INVESTMENT
In the opinion of Borden Ladner Gervais LLP, counsel to the Corporation, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), as amended, the Common Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) or a deferred profit sharing plan (“DPSP”), provided that the Common Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX and the NASDAQ) or the Corporation qualifies as a “public corporation” other than a “mortgage investment corporation” (as defined in the Tax Act).
Notwithstanding the foregoing, the holder of, subscriber of, or annuitant under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Common Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Common Share generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. However, the Common Shares generally will not be a prohibited investment if the Common Shares are “excluded property”, as defined in the Tax Act, for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Common Shares will be a prohibited investment in their particular circumstances.
Prospective purchasers who intend to hold Common Shares in trusts governed by such plans should consult with their own tax advisors regarding the application of the “prohibited investment” rules having regard to their particular circumstances.
CORPORATION OVERVIEW
The Corporation is a clinical-stage life sciences company focused on the research and clinical development of cannabidiol as an anti-fibrotic and anti-inflammatory therapy for the treatment of cardiovascular disease (“CVD”). The Corporation’s lead product candidate, CardiolRx, is a pharmaceutically produced oral cannabidiol formulation that is being clinically developed for use in cardiovascular medicine. Extensive pre-clinical investigations in models of CVD have demonstrated anti-fibrotic activity of cannabidiol, as well as anti-inflammatory, anti-ischemic, and anti-arrhythmic actions. In experimental models of heart failure and cardiac injury, cannabidiol has also been shown to be cardioprotective by attenuating cardiac hypertrophy, fibrosis, and the production markers of cardiac re-modelling.
CardiolRx is currently being evaluated in a Phase II/III multi-national, randomized, double-blind, placebo-controlled study (the LANCER trial). LANCER is designed to evaluate the efficacy and safety of CardiolRx as a cardioprotective therapy to reduce major cardiovascular and respiratory events in patients hospitalized with COVID-19 who have a prior history of, or risk factors for, CVD, and to investigate the influence CardiolRx has on symptomatic status and key biomarkers associated with heart disease. It is now recognized that the impact of SARS-CoV-2 infection that causes COVID-19 is not limited to the pulmonary system. People who have had COVID-19 have an increased risk and burden for adverse cardiovascular outcomes (such as acute myocardial infarction, dysrhythmias, pulmonary embolism, pericarditis, myocarditis, stroke, and heart failure) up to one year following their COVID-19 diagnosis.
The Corporation has also received Investigational New Drug Application (“IND”) authorization by the United States Food and Drug Administration (“FDA”) to conduct a Phase II multi-national, randomized, double-blind, placebo- controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis. This disease remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people less than 35 years of age. Although viral causes of myocarditis are the most common, myocarditis can result from a broad range of infections and can be caused by certain drugs, including chemo-therapeutic agents used to treat several common cancers. Myocarditis can also manifest as post-acute sequelae of SARS-CoV-2 infection and, more recently, has been reported as a rare complication

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associated with certain vaccines for COVID-19. The Corporation believes there is a significant opportunity to develop CardiolRx as an orphan drug for the treatment of acute myocarditis, for which there is currently no accepted standard of care.
The Corporation has also received an IND authorization by the FDA to conduct a Phase II open-label pilot study designed to evaluate the tolerance and safety of CardiolRx, a pharmaceutically manufactured oral cannabidiol drug formulation, in patients with recurrent pericarditis. The study will also assess the improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx. Recurrent pericarditis is an orphan disease in the United States, thereby making CardiolRx eligible for orphan drug status under the FDA’s Orphan Drug Designation program. Pericarditis refers to inflammation of the pericardium — the membrane, or sac, that surrounds the heart. Symptoms include debilitating chest pain, shortness of breath, and fatigue, which result in physical limitations, reduced quality of life, emergency department visits and hospitalizations. Causes of pericarditis can include infection, systemic disorders such as autoimmune and inflammatory diseases, cancer, and post-cardiac injury syndromes. Although generally self-limited and not life threatening, acute pericarditis is diagnosed in 0.2% of all cardiovascular in-hospital admissions and is responsible for 5% of emergency room admissions for chest pain in North America and Western Europe. Recurrent pericarditis is the reappearance of symptoms after a symptom-free period of at least 4-6 weeks following an episode of acute pericarditis. These recurrences appear in 15% to 30% of acute cases and usually within 18 months. Further, up to 50% of patients with a recurrent episode of pericarditis experience more recurrences.
In addition, the Corporation is developing a subcutaneous cannabidiol formulation for the treatment of fibrosis and inflammation in the heart that is associated with the development and progression of heart failure. Heart failure is estimated to affect 64 million people globally and remains a leading cause of death and hospitalization, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.1
RECENT DEVELOPMENTS
FDA IND Authorization for Multicenter Phase II Open-label Pilot Study of CardiolRx for Recurrent Pericarditis
On May 17, 2022, the Corporation announced the FDA has authorized the Corporation’s IND to commence a Phase II open-label pilot study designed to evaluate the tolerance and safety of CardiolRx in patients with recurrent pericarditis. The study will also assess the improvement in objective measures of disease, and during an extension period, assess the feasibility of weaning concomitant background therapy including corticosteroids, while taking CardiolRx. Recurrent pericarditis is an orphan disease in the United States, thereby making CardiolRx eligible for orphan drug status under the FDA’s Orphan Drug Designation program.
Cardiol’s study is expected to enroll 25 patients at major clinical centers specializing in pericarditis in the United States. The study protocol has been designed in collaboration with thought leaders in pericardial disease. The trial’s primary efficacy endpoint is the change, from baseline to 8 weeks, in patient-reported pericarditis pain using an 11-point numeric rating scale (“NRS”). The NRS is a validated clinical tool used across multiple conditions with acute and chronic pain, including previous studies of recurrent pericarditis. Secondary endpoints include the pain score after 26 weeks of treatment, and changes in C-reactive protein (“CRP”).
Pericarditis refers to inflammation of the pericardium — the membrane, or sac, that surrounds the heart. Symptoms include debilitating chest pain, shortness of breath, and fatigue, which result in physical limitations, reduced quality of life, emergency department visits, and hospitalizations. Causes of pericarditis can include infection (e.g., tuberculosis), systemic disorders such as autoimmune and inflammatory diseases, cancer, and post-cardiac injury syndromes. Based on time of presentation, acute pericarditis is a symptomatic event lasting less than four to six weeks, the diagnosis of which is based on meeting two of four criteria: chest pain;

1 Cook, C., Cole, G., Asaria, P., Jabbour, R. & Francis, D.P. The annual global economic burden of heart failure. International Journal of Cardiology 171, 368-376 (2014).

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pericardial rub; electrocardiogram changes; and new or worsening pericardial swelling. Elevation of inflammatory markers such as CRP, and evidence of pericardial inflammation by an imaging technique (computed tomography scan or cardiac magnetic resonance) may help the diagnosis and the monitoring of disease activity. Although generally self-limited and not life-threatening, acute pericarditis is diagnosed in 0.2% of all cardiovascular in-hospital admissions and is responsible for 5% of emergency room admissions for chest pain in North America and Western Europe.
Recurrent pericarditis is the reappearance of symptoms after a symptom-free period of at least 4-6 weeks following an episode of acute pericarditis. These recurrences appear in 15% to 30% of acute cases and usually within 18 months. Further, up to 50% of patients with a recurrent episode of pericarditis experience more recurrences. Standard first-line medical therapy consists of non-steroidal anti-inflammatory drugs or aspirin with or without colchicine. Corticosteroids such as prednisone are second-line therapy in patients with continued recurrence and inadequate response to conventional therapy. Recently a potent subcutaneously injected interleukin-1 inhibitor has been approved by the FDA for patients with recurrent pericarditis; however, this immunosuppressant is primarily used in patients with a third or fourth recurrence.
Appointment of Directors
On May 19, 2022, the Corporation announced the appointment of Chris Waddick and Teri Loxam to its board of directors.
CONSOLIDATED CAPITALIZATION
There have been no material changes in the consolidated capitalization of the Corporation since the date of the Interim Financial Statements.
USE OF PROCEEDS
The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of the Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Equity Distribution Agreement and the expenses of the distribution. The Agents will receive a cash fee equal to 3.0% of the gross proceeds from the sale of the Offered Shares in connection with the Offering. The Corporation estimates the total fees and expenses of this Offering, excluding the compensation paid to the Agents, will be approximately US$350,000. All fees and expenses related to the Offering will be paid out of the proceeds from the sale of the Offered Shares, unless otherwise stated in this Prospectus Supplement. The proceeds we receive from sales of the Offered Shares will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The Corporation and the Agents can discontinue the distribution of Offered Shares and terminate the Equity Distribution Agreement at any time in accordance with the terms thereof. As a result, there is no guarantee that the maximum amount of Offered Shares described in this Prospectus Supplement will be sold. We intend to use the net proceeds of the Offering for general corporate purposes.
The Corporation will retain significant discretion over the use of the net proceeds from the sale of the Offered Shares and there may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary or advisable. The actual amount that the Corporation spends in connection with the intended uses of proceeds may vary significantly, and will depend on a number of factors, including those listed under the heading “Risk Factors” in this Prospectus Supplement and the Base Shelf Prospectus and the documents incorporated by reference herein and therein.
Until applied, the net proceeds will be held as cash balances in the Corporation’s bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.
Negative Cash Flow from Operations
For the years ended December 31, 2021 and December 31, 2020, the Corporation had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating

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activities in future periods, to the extent that the Corporation has negative cash flow in any future period, current working capital may be used to fund such negative cash flow from operating activities, if any.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The Corporation is authorized to issue an unlimited number of Common Shares. As of the close of business on June 8, 2022, there were 61,939,999 issued and outstanding Common Shares.
See “Description of Common Shares” in the Base Shelf Prospectus for a more detailed description of the attributes of the Common Shares.
The Common Shares are currently listed on the TSX and Nasdaq under the symbol “CRDL”.
See “Price Range and Trading Volume” in the Base Shelf Prospectus for detailed information on the price ranges and trading volume of the Common Shares on the TSX and Nasdaq.
PLAN OF DISTRIBUTION
We entered into the Equity Distribution Agreement with the Agents under which we may issue and sell from time to time up to US$50,000,000 of Offered Shares through the Agents. Sales of the Offered Shares, if any, will be made at market prices by any method that is deemed to be an “at-the-market-distribution” under National Instrument 44-102 — Shelf Distributions and an “at-the-market offering” as defined in Rule 415 under the U.S. Securities Act.
Subject to the terms and conditions of the Equity Distribution Agreement and upon delivery of a placement notice from the Corporation to a designated Agent, the Agent will solicit offers to purchase the Offered Shares directly on the NASDAQ or other existing trading markets in the United States. No Offered Shares will be sold on the TSX or on other trading markets in Canada. The placement notice will specify the number of Offered Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Offered Shares that may be sold in any one day and any minimum price below which sales may not be made. The Corporation or the Agent may suspend the offering of the Offered Shares upon notice and subject to other conditions.
Either the Corporation or the Agents may suspend any sale of the Offered Shares being made through the Agents under the Equity Distribution Agreement upon notice to the other party. The Corporation has the right in its sole discretion to terminate the Equity Distribution Agreement by giving ten days’ notice. Each Agent has the right (solely with respect to itself) in its sole discretion to terminate the Equity Distribution Agreement by giving ten days’ notice or immediately on the occurrence of certain events.
The Corporation will pay the Agents commissions, in cash, for their services in acting as agents in the sale of the Offered Shares.
The Agents will be entitled to compensation at a fixedcommission rate of 3.0% of the gross sales price per Offered Share sold. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to the Corporation, if any, are not determinable at this time. The Corporation have also agreed to reimburse the Agents for all of their reasonable and documented expenses in an amount not to exceed US$100,000.
Settlement for sales of the Offered Shares will occur on the second business day (or such earlier day as is agreed by the parties) following the date on which any sales are made. Sales of the Offered Shares will be settled through the facilities of The Depository Trust Company, or by such other means as the Corporation and the Agents may agree upon.
In connection with the sales of the Offered Shares on our behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. We have agreed in the Equity Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. Neither the Agents nor any other sales agent for the Offering that we may engage will engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of the Offered Shares pursuant to the Equity Distribution Agreement. No Agent, and no person

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or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.
If either we or the Agents have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Common Shares, it shall promptly notify the other party, and the Agents may, at its sole discretion, suspend sales of the Offered Shares under the Equity Distribution Agreement.
Neither the Corporation nor Agents will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSX or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada.
The Agents and their affiliates have in the past provided, or may in the future provide, various investment banking, commercial banking, financial advisory and other financial services to the Corporation and its affiliates, for which services the Agents have received, or may in the future receive, customary fees. In the course of its business, each Agent may actively trade the Corporation’s securities for its own account or for the accounts of customers, and, accordingly, the Agents may at any time hold long or short positions in such securities.
The Corporation has applied to the TSX for conditional approval to list the Offered Shares for trading on the TSX. The Offered Shares will be listed for trading on the NASDAQ.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date of this Prospectus Supplement, a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who acquires beneficial ownership of Offered Shares pursuant to the Offering. This summary applies only to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length and is not affiliated with the Corporation or either Agent, and (ii) holds the Offered Shares as capital property (a “Holder”). The Offered Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon: (i) the current provisions of the Tax Act in force as of the date hereof, (ii) all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), assuming that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all; and (iii) our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA prior to the date hereof. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary also does not take into account or anticipate any change in the administrative policies or assessing practices of the CRA.
This summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of the Tax Act for the purposes of the mark-to-market rules; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” as defined in the Tax Act in a currency other than Canadian currency; (iv) that holds an interest in, which is, or for whom a Common Share would be, a “tax shelter investment” within the meaning of the Tax Act; (v) that enters into a “synthetic disposition arrangement” or “derivative forward agreement” each as defined in the Tax Act, in respect of the Offered

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Shares; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act; (vii) that is a partnership; (viii) that is exempt from tax under Part I of the Tax Act; (ix) that is a corporation resident in Canada that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident corporation or a non-resident person or group of persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act; (x) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere; or (xi) that is an “authorized foreign bank” as defined in the Tax Act, with respect to the Offered Shares. Such Holders, and all other holders (including Non-Resident Holders) of special status or in special circumstances, should consult their own tax advisors with respect to an investment in the Offered Shares.
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars, based on the relevant exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. Amounts denominated in any other currency must be converted into Canadian dollars based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances.
Residents of Canada
This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a “Resident Holder”). This summary does not address the deductibility of interest by a purchaser who has borrowed money or otherwise incurred debt to acquire the Offered Shares. A Holder who is resident in Canada for the purposes of the Tax Act and whose Offered Shares might not otherwise qualify as capital property, may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Offered Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Such Canadian resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
Dividends on Offered Shares
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Offered Shares. In the case of a Resident Holder that is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation that are designated by the corporation as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as eligible dividends. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will deem a taxable dividend received or deemed to be received by a Resident Holder that is a corporation to be proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
Dispositions of Offered Shares
A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, an Offered Share (other than to the Corporation, unless purchased by the Corporation in the open market in the

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manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or less) than the total of: (i) the adjusted cost based to the Resident Holder of the Offered Shares immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to this Offering will be determined by averaging the adjusted cost base of such Offered Shares with the adjusted cost base of all other Common Shares (if any) held by the Resident Holder as capital property at that time.
A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain” as defined in the Tax Act) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss” as defined in the Tax Act) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.
If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Offered Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Offered Shares (or a share for which an Offered Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Other Taxes
A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay on Part IV of the Tax Act an additional tax on dividends received or deemed to be received on the Offered Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year. This additional tax may be refundable in certain circumstances. Such Resident Holders should consult their own tax advisors in this regard.
A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act as announced in the April 7, 2022 federal budget) may be liable to pay an additional tax on its “aggregate investment income”, as defined in the Tax Act, for the year, including taxable capital gains realized on the disposition of the Offered Shares. Such additional tax may be refundable in certain circumstances. Resident Holders should consult their own tax advisors in this regard.
Capital gains and taxable dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such Resident Holders should consult their own tax advisors in this regard.
Non-Resident Holders
This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Offered Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”).
Dividends
Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by the Corporation on the Offered Shares are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and

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who is fully entitled to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a corporation that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.
Dispositions of Offered Shares
A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless: (i) the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act unless the Offered Share constitutes “taxable Canadian property” to the Non- Resident Holder for purposes of the Tax Act.
Provided the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NASDAQ) at the time of disposition, the Offered Shares will not constitute taxable Canadian property to the Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the shares of the Corporation was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act) or (d) an option in respect of, an interest in, or for civil law a right in any of the foregoing properties, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act.
In the event that a Non-Resident Holder disposes (or is deemed to have disposed) an Offered Share that is (or is deemed to be) taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable tax treaty, the income tax consequences discussed above under the heading “Residents of Canada — Dispositions of Offered Shares” will generally apply to the Non-Resident Holder. Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Prospectus Supplement and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for

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U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.
Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Based upon the current and expected composition of our income and assets, we believe that we were not a PFIC for the taxable year ended December 31, 2021 and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from the Offering pursuant to this Prospectus Supplement, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may become a PFIC in any subsequent taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other

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taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the NASDAQ and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which were are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. holder wishes to make a QEF election.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file

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IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences”, a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the NASDAQ. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally

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will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Net Investment Income “Medicare” Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed with the SEC the U.S. Registration Statement relating to the offer and sale of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Common Shares.
We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

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TRADING PRICE AND VOLUME
Common Shares
The Common Shares are listed for trading on the TSX and Nasdaq under the trading symbol “CRDL”. The Common Shares commenced trading on the TSX on December 20, 2018. On June 8, 2022, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$1.93 per Common Share. The Common Shares commenced trading on the Nasdaq on August 10, 2021. On June 8, 2022, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on the Nasdaq was US$1.56 per Common Share.
The following tables set forth information relating to the trading of the Common Shares on the TSX and the Nasdaq for the periods indicated:
TSX:
Month	High ($)	Low ($)	Trading Volume
June 1-8 2022	2.06	1.55	952,476
May 2022	1.82	1.31	3,352,637
April 2022	2.60	1.70	5,202,607
March 2022	2.29	1.58	4,228,822
February 2022	2.49	1.73	3,900,132
January 2022	2.95	1.97	5,855,925
December 2021	2.85	2.25	5,760,699
November 2021	4.65	2.48	8,230,143
October 2021	6.11	4.01	6,164,662
September 2021	6.19	4.35	8,637,945
August 2021	4.95	2.63	5,763,058
July 2021	3.20	2.56	2,126,230
June 2021	3.35	2.87	2,679,984
May 2021	4.42	2.72	6,372,940
Nasdaq:
Month	High (US$)	Low (US$)	Trading Volume
June 1-8 2022	1.66	1.22	1,509,092
May 2022	1.42	1.00	3,678,698
April 2022	2.08	1.32	10,853,310
March 2022	1.82	1.23	4,851,427
February 2022	1.91	1.33	3,471,335
January 2022	2.36	1.55	10,698,491
December 2021	2.26	1.75	9,606,525
November 2021	3.82	1.93	22,965,994
October 2021	4.96	3.16	19,484,765
September 2021	4.90	3.44	18,569,601
August 10 to 31, 2021	3.93	2.30	8,582,795
May 2021 Warrants
The Common Share purchase warrants issued by the Corporation on May 12, 2021 (the “May 2021 Warrants”) are listed for trading on the TSX under the trading symbol “CRDL.WT.A”. The May 2021

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Warrants commenced trading on the TSX on May 12, 2021. On June 8, 2022, the last trading day before the date of this Prospectus, the closing price of the May 2021 Warrants on the TSX was C$0.57 per May 2021 Warrant.
The following tables set forth information relating to the trading of the warrants on the TSX for the periods indicated:
Month	High ($)	Low ($)	Trading Volume
June 1-8 2022	0.57	0.47	8,000
May 2022	0.49	0.44	1,123
April 2022	0.61	0.41	17,398
March 2022	0.76	0.29	133,500
February 2022	0.90	0.70	2,500
January 2022	1.52	0.90	2,700
December 2021	2.00	1.52	1,290
November 2021	2.00	1.72	26,484
October 2021	2.65	1.29	53,400
September 2021	2.78	1.50	322,625
August 2021	2.10	0.75	209,458
July 2021	1.00	0.81	156,201
June 2021	1.15	0.85	168,300
May 12 to 31, 2021	1.10	0.48	432,024
PRIOR SALES
Since the date of the Base Shelf Prospectus, the Corporation has issued Common Shares at the following prices:
Date of Issuance	Number of Common Shares	Exercise Prices (C$)
April 14, 2022	2,500(1)	$2.11
May 25, 2022	12,000(1)	$1.47
TOTAL	14,500	N/A

Notes:
(1)
Common Shares issued for services provided. The value of the work was determined based on arm’s length negotiations and these Common Shares were issued following completion of the work.

Since the date of the Base Shelf Prospectus, the Corporation has issued the following securities convertible into Common Shares at the following prices:
Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices (C$)
March 15, 2022	Options	60,000(1)	$2.07
May 13, 2022	Options	115,000(1)	$1.46
TOTAL		175,000	N/A

Notes:
(1)
Stock options issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each option is exercisable for one Common Share.

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LEGAL MATTERS
Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Borden Ladner Gervais LLP and on behalf of the Agents by Torys LLP. As of the date of this Prospectus Supplement, the partners and associates of Borden Ladner Gervais LLP, as a group, and the partners and associates of Torys LLP, as a group, each beneficially own, directly or indirectly, less than one percent of any class or series of outstanding securities of the Corporation.
Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP and on behalf of the Agents by Goodwin Procter LLP.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar in Canada for the Common Shares is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1 and the transfer agent and registrar in the United States for the Common Shares is Computershare Trust Company N.A., New York, New York. The Warrant Agent in Canada for the Warrants is Computershare Trust Company, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1, and the Warrant Co-Agent in the United States is Computershare Trust Company N.A., New York, New York.
INDEPENDENT AUDITOR
Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Montreal, Québec, report that they are independent from us within the meaning of the Rules of Professional Conduct of L’Ordre des Comptables Agréés du Québec, and any applicable legislation or regulation and within the meaning of the Public Company Accounting Oversight Board and the SEC.
RISK FACTORS
An investment in Common Shares is subject to a number of risks, including those set forth in our AIF and in the management’s discussion and analysis for our most recently completed financial year and in the Base Shelf Prospectus. Prospective investors should carefully consider these risks in addition to information contained in this Prospectus Supplement and the information incorporated by reference herein, as well as the following risk factors, before purchasing Common Shares:
An investment in the Common Shares is speculative and investors may lose their entire investment.
An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in investments that involve significant risk and who can afford to lose their entire investment should consider an investment in the Corporation. There can be no assurance regarding the amount of income to be generated by the Corporation. Common Shares are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Corporation is unable to generate sufficient positive returns, and that deterioration may be significant.
Management will have broad discretion as to the use of the proceeds from the Offering and may not use the proceeds effectively.
The Corporation intends to use the net proceeds from the Offering as set forth in this Prospectus Supplement under the heading “Use of Proceeds”; however, management of the Corporation maintains broad discretion concerning the use of the net proceeds of the Offering as well as the timing of their expenditure. Management of the Corporation may re-allocate the net proceeds of the Offering other than as described under the heading “Use of Proceeds” and in ways that a purchaser may not consider desirable, if management of the Corporation believes it would be in the Corporation’s best interest to do so. Until utilized, the net proceeds of the Offering will be held in cash balances in the Corporation’s bank account or invested at the discretion of the board of directors of the Corporation. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of the net proceeds of the Offering. The results and the effectiveness of the

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application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.
The impacts of COVID-19 on the Corporation’s business are uncertain.
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.
Although the Corporation has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Corporation’s business, operations, financial results and position and prospects, including through employee attrition, disruptions to the Corporation’s activities, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Corporation’s business, operations, financial results and position or prospects at this time.
The Corporation continues to monitor the situation and work with its stakeholders (including customers, employees and suppliers) in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.
Investors may experience dilution from future offerings.
The Corporation may raise funds in the future through the sale of additional securities of the Corporation. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Common Shares offered hereunder.
The Corporation has a history of negative cash flow.
The Corporation had negative operating cash flow for the financial years ended December 31, 2021 and December 31, 2020. The Corporation cannot guarantee that it will attain or maintain positive cash flow status in the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities in these periods. See “Use of Proceeds”.
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.
The market price of the Common Shares may be subject to large fluctuations which may result in losses for investors. The factors which may contribute to market price fluctuations of the Common Shares include the following: consequences of government action in response to COVID-19; actual or anticipated fluctuations in the Corporation’s quarterly results of operations; regulatory and political changes affecting the Corporation’s industry generally and its business and operations; recommendations by securities research analysts; changes in the economic performance or market valuations of companies in the industry in which the Corporation operates; addition or departure of the Corporation’s executive officers and other key personnel; operating and financial performance that vary from the expectations of management, securities analysts and investors; announcements of developments and other material events by the Corporation or its competitors; fluctuations to the costs of vital production materials and services; changes in global financial markets and global economies and general market conditions, such as interest rates and including those caused by COVID-19; natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; operating and share price performance of other companies

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that investors deem comparable to the Corporation; and news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.
Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of public issuers in the cannabis sector and that have, in some cases, been unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Corporation’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, the Corporation’s operations and the trading price of the Common Shares may be materially adversely affected.
The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.
Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s board of directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s board of directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.
The Offered Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Offered Shares at different times will likely pay different prices.
Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Corporation will have discretion, subject to market demand, to vary the timing, prices, and number of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of share sales made at prices lower than the prices they paid.
The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.
If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse US federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).
Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was not a PFIC for the taxable year ended December 31, 2021, and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from the Offering pursuant to this Prospectus Supplement, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no

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assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.
If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” above) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL
The following supersedes and replaces the statement of purchasers’ right included in the Base Shelf Prospectus.
Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Common Shares distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of National Instrument 44-102 — Shelf Distributions.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above. A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.
ENFORCEABILITY OF CIVIL LIABILITIES
The Corporation is incorporated under, and governed by, the laws of the province of Ontario and the laws of Canada applicable therein. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Cardiol, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States

27

predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.
Cardiol has filed with the SEC, concurrently with the filing of its U.S. Registration Statement on Form F-10 of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Cardiol appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Cardiol in a U.S. court arising out of or related to or concerning the Offering of Common Shares under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

28

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in all of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Cardiol Therapeutics Inc. at 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850, and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue                 February 8, 2022
CARDIOL THERAPEUTICS INC.
US $150,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units
Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol” or “we”) may offer and sell, from time to time (the “Offerings”), Class A common shares of the Corporation (“Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”) or subscription receipts (“Subscription Receipts”) or any combination of such securities (“Units”) (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US $150,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25 month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash, and assumption of liabilities.
The Corporation was incorporated under the laws of the Province of Ontario, Canada. The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this Prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States. See “Enforcement of Judgments Against Foreign Persons or Companies.”
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Cardiol. See “Plan of Distribution”.
The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the currency (which may be United States dollars, Canadian dollars or any other currency), the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, the currency in which the Subscription Receipts are issued and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units and the currency in which the Units are issued. Where required by statute, regulation, or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions.
A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions, or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.
The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions, or any other compensation payable to underwriters, dealers or agents and any other material terms. The Prospectus Supplement may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 — Shelf Distributions). See “Plan of Distribution”.
In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.
Our outstanding Common Shares and warrants issued on May 12, 2021 (the “May 2021 Warrants”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbols “CRDL” and “CRDL.WT.A”, respectively. On February 7, 2022, the last trading day of the Common Shares and May 2021 Warrants prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.32, and the closing price of the May 2021 Warrants on the TSX was $0.80. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.
Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus and the applicable Prospectus Supplement with respect to a particular Offering of the Securities and consult your own tax advisor with respect to your own particular circumstances.
Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.
No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.
This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate), EURIBOR (the Euro Interbank Offered Rate) or a United States federal funds rate.
The registered and head office of the Corporation is located at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.
Dr. Guillermo Torre-Amione, Michael Willner and Colin Stott, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Mr. Willner and Mr. Stott will appoint Cardiol Therapeutics Inc., Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Corporation” refer to Cardiol Therapeutics Inc. References to dollars or “$” are to Canadian currency unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).
Forward-looking information can be identified by words such as: “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe”, “will”, “should”, “could”, “may”, “project”, “budget”, “strategy” and similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is forward-looking information.
The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. This forward-looking information includes, among other things, statements relating to:
•
our anticipated cash needs, and the need for additional financing;

•
the ability for our subcutaneous product candidates to deliver cannabinoids and other anti-inflammatory drugs to inflamed tissue in the heart;

•
our development of proprietary cannabidiol formulations for near-term commercialization;

•
our ability to develop new formulations;

•
the successful development and commercialization of our current product candidates and the addition of future products;

•
our intention to build a pharmaceutical brand and cannabidiol products focused on addressing heart failure;

•
the expected medical benefits, viability, safety, efficacy, and dosing of cannabidiol;

•
patents, including, but not limited to, our ability to have patents issued covering our drugs, drug candidates and processes, as well as successfully defending oppositions and legal challenges;

•
our competitive position and the regulatory environment in which we operate;

•
our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•
expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:
•
the inherent uncertainty of product development;

•
our requirement for additional financing;

•
our negative cash flow from operations;

•
our history of losses;

•
dependence on success of our early-stage product candidates which may not generate revenue;

•
reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•
our ability to successfully design, commence, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•
potential negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•
our ability to establish and maintain commercialization organizations in the United States, Mexico, and elsewhere;

•
our ability to receive and maintain regulatory exclusivities, including Orphan Drug Designations, for our drugs and drug candidates;

•
delays in achievement of projected development goals;

•
management of additional regulatory burdens;

•
volatility in the market price for the Securities;

•
failure to protect and maintain and the consequential loss of intellectual property rights;

•
third-party claims relating to misappropriation by our employees of their intellectual property;

•
reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•
our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•
changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•
our reliance on current early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of cannabinoids;

•
claims for personal injury or death arising from the use of products and product candidates produced by us;

•
uncertainty relating to market acceptance of our product candidates;

•
our lack of experience in commercializing any products;

•
the level of pricing and reimbursement for our products and product candidates, if approved;

•
our dependence on Dalton Chemical Laboratories, Inc. operating as Dalton Pharma Services (“Dalton”) and other contract manufacturers;

•
unsuccessful collaborations with third parties;

•
business disruptions affecting third party suppliers and manufacturers;

•
lack of control in future prices of our product candidates;

•
our lack of experience in selling, marketing, or distributing our products;

•
competition in our industry;

•
our inability to develop new technologies and products and the obsolescence of existing technologies and products;

•
unfavorable publicity or consumer perception towards cannabidiol;

•
product liability claims and product recalls;

•
expansion of our business to other jurisdictions;

•
fraudulent activities of employees, contractors, and consultants;

•
our reliance on key inputs and their related costs;

•
difficulty associated with forecasting demand for products;

•
operating risk and insurance coverage;

•
our inability to manage growth;

•
conflicts of interest among our officers and directors;

•
managing damage to our reputation and third-party reputational risks;

•
relationships with customers and third-party payors and consequential exposure to applicable anti kickback, fraud, and abuse and other healthcare laws;

•
exposure to information systems security threats;

•
no dividends for the foreseeable future;

•
future sales of Common Shares and May 2021 Warrants by existing shareholders causing the market price for the Common Shares and May 2021 Warrants to fall;

•
the issuance of Common Shares in the future causing dilution; and

•
the impact of the recent novel coronavirus (“COVID-19”) pandemic on our operations, including clinical trials.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information.
Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.
Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward Looking Information” and “Risk Factors”.

TRADEMARKS AND TRADE NAMES
This Prospectus includes trademarks and trade names, such as “Cardiol”, and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.
ENFORCEMENT OF CANADIAN JUDGMENTS AGAINST FOREIGN PERSONS
Three of our directors reside outside of Canada and at the time of filing the final short form base shelf prospectus they will each appoint the following agent for service of process:
Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Michael J. Willner	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Colin Stott	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
ENFORCEMENT OF CIVIL LIABILITIES
The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named under “Interest of Experts” herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation filed with the SEC, concurrently with the U.S. Registration Statement (as defined below), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement (as defined below).
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
All references to “$” or “dollars” in this Prospectus are to Canadian dollars, unless otherwise indicated. The following table sets out the high and low rates of exchange for one United States dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.

	Nine Months Ended		Year Ended
	September 30, 2020	September 30, 2021	December 31, 2019	December 31, 2020
Highest rate during the period	1.4496	1.2856	1.3600	1.4496
Lowest rate during the period	1.2970	1.2040	1.2988	1.2718
Average rate for the period	1.3541	1.2513	1.3269	1.3415
Rate at the end of the period	1.3339	1.2741	1.2988	1.2732
On February 7, 2022, the last banking day prior to the date of this Prospectus, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 equals $1.2688. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.
FINANCIAL INFORMATION
Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the PCAOB and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.
WHERE TO FIND ADDITIONAL INFORMATION
This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) relating to the Securities. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US $150,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under U.S. Registration Statement, the Corporation will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Securities.
Once the Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) the Corporation will be subject to the informational requirements of the U.S. Exchange Act, in addition to the continuous disclosure requirements under applicable Canadian securities laws. In accordance with such requirements, we will file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.
Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR at www.sedar.com.

The Corporation filed a base shelf prospectus dated August 3, 2021 in Canada qualifying the distribution of securities having an aggregate offering price of up to $100 million (the “August 2021 Base Shelf Prospectus”) and a corresponding registration statement on Form F-10 containing the August 2021 Base Shelf Prospectus with the SEC in the United States. The Corporation will withdraw the August 2021 Base Shelf Prospectus and the corresponding registration statement on the same date that it files a new prospectus supplement to this Prospectus in Canada and the United States with respect to the 8,175,000 Class A common shares of the Corporation issuable from time to time upon the exercise of the 8,175,000 Class A common share purchase warrants issued on November 5, 2021 (the “New Warrant Shares Supplement”). The New Warrant Shares Supplement is expected to be filed on or about the date that the final version of the Prospectus is filed with securities regulatory authorities in Canada and the United States.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850. These documents are also available through the internet on SEDAR, which can be accessed online at www.sedar.com.
The following documents of the Corporation, filed by the Corporation with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)
the annual information form dated March 31, 2021 (the “AIF”) for the year ended December 31, 2020;

(b)
the audited financial statements for the years ended December 31, 2020 and December 31, 2019, respectively, together with its related notes and auditors’ report dated March 31, 2021;

(c)
the management’s discussion and analysis for the year ended December 31, 2020 (the “Annual MD&A”);

(d)
the management information circular dated May 20, 2021 for the annual meeting of shareholders of the Corporation held on June 29, 2021;

(e)
the material change report dated May 14, 2021, filed with respect to the Corporation’s offering of units of the Corporation for gross proceeds of approximately $22 million;

(f)
the material change report dated September 2, 2021, filed with respect to obtaining clearance of the U.S. Food and Drug Administration relating to the Corporation’s Investigational New Drug application for Phase II clinical trial of CardiolRx™ for acute myocarditis;

(g)
the interim financial statements for the nine months ended September 30, 2021, together with its related notes;

(h)
the management’s discussion and analysis for the quarter ended September 30, 2021 (the “Interim MD&A”); and

(i)
the material change report dated November 9, 2021, filed with respect to the Corporation’s “bought deal” public offering of units of the Corporation for gross proceeds of approximately US$50 million.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that are filed by the Corporation with the Commissions after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.
Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this

Prospectus, if filed by the Corporation with the Commissions after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Corporation to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Corporation may also incorporate other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.
A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.
Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
Reference to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Corporation disclaims any such incorporation by reference.
DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:
i.
the documents listed under “Documents Incorporated by Reference” in this Prospectus;

ii.
the consent of BDO LLP, the Corporation’s independent auditor;

iii.
the consent of Borden Ladner Gervais LLP, the Corporation’s Canadian counsel;

iv.
the consent of Troutman Pepper Hamilton Sanders LLP, the Corporation’s United States counsel;

v.
the powers of attorney from certain of the Corporation’s directors and officers; and

vi.
the form of debt indenture.

A copy of the form of any applicable warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

SUMMARY DESCRIPTION OF THE BUSINESS
Overview of the Corporation
On December 20, 2018, the Corporation completed its initial public offering (the “IPO”) on the TSX. As a result, the Common Shares commenced trading on the TSX under the symbol “CRDL”. On May 30, 2019, the Common Shares also began trading on the OTCQX Best Market (“OTCQX”) under the symbol “CRTPF”. On May 12, 2021, the May 2021 Warrants arising from a “bought deal” short form prospectus offering that closed on the same date, commenced trading on the TSX. The May 2021 Warrants trade under the symbol “CRDL.WT.A”. On August 10, 2021, the Common Shares commenced trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”. Concurrent with the listing on the Nasdaq, the Common Shares ceased to be quoted on the OTCQX.
The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti- inflammatory therapies for the treatment of cardiovascular disease (“CVD”). In September 2020, the Corporation received clearance from the U.S. Food and Drug Administration (the “FDA”) for its Investigational New Drug (“IND”) application to commence a Phase II/III, double-blind, placebo-controlled clinical trial investigating the efficacy and safety of its lead product, CardiolRx, in hospitalized COVID-19 patients with a prior history of, or risk factors for, CVD (“LANCER”). CardiolRx is an oral cannabidiol formulation that is pharmaceutically manufactured under cGMP.
COVID-19, a disease caused by the severe acute respiratory syndrome coronavirus 2 (“SARS-CoV-2”), is primarily a respiratory disease. However, an increasing number of reports indicate that COVID-19 patients are at higher risk of developing cardiovascular complications. Furthermore, patients with underlying CVD are more likely to develop severe cases of COVID-19 and have a worse prognosis. A study published in the Journal of the American Medical Association (“JAMA”) Cardiology showed that 35% of hospitalized COVID-19 patients had underlying CVD1. Another JAMA Cardiology study of hospitalized COVID-19 patients showed that those with cardiac injury had a significantly higher rate of mortality than patients without these complications, were more likely to require mechanical ventilation, and had more complications.
The rationale for using cannabidiol to treat patients with COVID-19 who have a prior history of, or risk factors for, CVD is based on pre-clinical investigations by Cardiol and others in models of cardiovascular inflammation which have demonstrated that cannabidiol has anti-inflammatory and anti-fibrotic activity, as well as anti-ischemic, and anti- arrhythmic action, and that it improves myocardial function in models of heart failure. In pre-clinical models of cardiac injury, cannabidiol was shown to be cardioprotective by reducing cardiac hypertrophy, fibrosis, and the production of certain re-modelling markers, such as cardiac B-type Natriuretic Peptide, which is typically elevated in patients with heart failure. These data were accepted for presentation at the American College of Cardiology’s 69th Annual Scientific Session held virtually on March 28 – 30, 2020.
In August 2021, the Corporation received clearance from the FDA for its IND application for a Phase II international trial of CardiolRx in acute myocarditis, a condition caused by inflammation in heart tissue, which remains a leading cause of sudden cardiac death in people less than 35 years of age. Cardiol is also developing a subcutaneous formulation of CardiolRx for the treatment of inflammation in the heart that is associated with the development and progression of heart failure. Heart failure is a leading cause of death and hospitalization in North America, with associated annual healthcare costs in the U.S. alone exceeding $30 billion.2
Further information regarding the Corporation and its business is set out in the AIF and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.
RECENT DEVELOPMENTS
Management Update on COVID-19
The Corporation has ensured that all of its employees work under conditions that comply with federal and provincial public health recommendations. In addition, the Corporation’s clinical and regulatory activities

1
Shaobo Shi et al., 'Association of Cardiac Injury With Mortality in Hospitalized Patients With COVID-19 in Wuhan, China’, JAMA Cardiology, 25 March 2020.

2
Cook, C., Cole, G., Asaria, P., Jabbour, R. & Francis, D.P. The annual global economic burden of heart failure. International Journal of Cardiology 171, 368-376 (2014).

have not, for the time being, significantly slowed down despite the COVID-19 crisis. These activities are now performed by Cardiol’s employees from their home offices. However, the extent of any delays in the clinical activities will be a result of the ultimate effect that this crisis has on factors such as availability of physicians, clinics, and enrolment.
The crisis has not materially impacted the Corporation’s third-party suppliers and manufacturers.
The current COVID-19 pandemic continues to be a rapidly evolving crisis and it is difficult for the Corporation to accurately assess the impact of the current COVID-19 pandemic on the Corporation’s business. Cardiol will continue to actively monitor the situation to assess the impact of the current COVID-19 pandemic on the Corporation’s business and take appropriate measures to diminish such impacts.
Appointment of Scientific Advisory Board Members
In January 2022, the Corporation announced the appointment of Dr. Bruce McManus, Dr. Joseph Hill and Dr. Paul M. Ridker to the Corporation’s Scientific Advisory Board (the “SAB”), each a distinguished leader in cardiovascular disease research.
The following are brief biographies of the members of the SAB:
Bruce McManus, PhD, MD, FRSC, FCAHS
Dr. McManus is Professor Emeritus, Department of Pathology and Laboratory Medicine, the University of British Columbia. He has served as CEO, Centre of Excellence for Prevention of Organ Failure (PROOF Centre), Director, UBC Centre for Heart Lung Innovation, and Scientific Director, Institute of Circulatory and Respiratory Health, CIHR. Dr. McManus received BA and MD degrees (University of Saskatchewan), an MSc (Pennsylvania State University), and a PhD (University of Toledo). He pursued post-doctoral fellowships at the University of California, Santa Barbara (Environmental Physiology) and at the National Heart, Lung, and Blood Institute, Bethesda, MD (Cardiovascular & Pulmonary Pathology), and residency training at the Peter Bent Brigham Hospital, Harvard University (Internal Medicine and Pathology). Dr. McManus’ investigative passion relates to mechanisms, consequences, detection and prevention of injury and aberrant repair in inflammatory diseases of the heart and blood vessels. He has had a longstanding interest in the diagnosis and management of acute viral myocarditis. His life’s scholarship is reflected in more than 400 original peer-reviewed publications, over 60 chapters, and several books. He is an extraordinary mentor. Dr. McManus has been widely appreciated for his research, mentoring, and leadership contributions to the health sciences. Amongst many awards and honors, Dr. McManus received the prestigious Max Planck Research Award in 1991, was elected a Fellow of the Royal Society of Canada in 2002, was appointed a Member of the Order of Canada in 2018, and to the Order of British Columbia the following year.
Joseph Hill, MD, PhD
Dr. Hill is Professor of Internal Medicine and Molecular Biology, Chief of Cardiology at UT Southwestern Medical Center, Dallas, TX, and Director of the Harry S. Moss Heart Center. Dr. Hill holds both the James T. Willerson, MD, Distinguished Chair in Cardiovascular Diseases, and the Frank M. Ryburn Jr. Chair in Heart Research. He graduated from Duke University with MD and PhD degrees in 1987. His PhD dissertation research was in the field of cardiac ion channel biophysics. Dr. Hill then worked for five years as a postdoctoral fellow at the Institut Pasteur in Paris studying central and peripheral nicotinic receptors. He next completed an internal medicine internship and residency, as well as a clinical cardiology fellowship, at the Brigham and Women’s Hospital, Harvard Medical School. He served on faculty at the University of Iowa for five years before moving in 2002 to the UT Southwestern. Dr. Hill’s research examines molecular mechanisms of structural, functional, metabolic, and electrophysiological remodeling in cardiac hypertrophy and heart failure. He has served on many NIH panels and committees and delivered numerous invited lectures in the U.S. and around the world. Dr. Hill has received many recognitions and awards, including election to the Association of American Professors and the 2018 Research Achievement Award from the International Society for Heart Research. For the past six years, Dr. Hill has been the Editor-in-Chief of the prestigious American Heart Association journal Circulation.

Paul M. Ridker, MD, MPH
Dr. Ridker is director of the Center for Cardiovascular Disease Prevention, a translational research unit at Brigham and Women’s Hospital (BWH), Boston. A cardiovascular medicine specialist, he is also the Eugene Braunwald Professor of Medicine at Harvard School of Medicine (HMS). Dr. Ridker received his medical degree from HMS and then completed an internal medicine residency and a cardiology fellowship at BWH. Dr. Ridker is board certified in internal medicine. His clinical interests include coronary artery disease and the underlying causes and prevention of atherosclerotic disease. Dr. Ridker is the author of over 900 peer-reviewed publications and reviews, 64 book chapters, and six textbooks related to cardiovascular medicine. His primary research focus has involved inflammatory mediators of heart disease and the molecular and genetic epidemiology of hemostasis and thrombosis, with particular interests in biomarkers for coronary disease, “predictive” medicine, and the underlying causes and prevention of atherosclerotic disease. Notably, Dr. Ridker has been the Principal Investigator or Study Chairman of several large international trials that have demonstrated the role of inflammation in the genesis and management of coronary artery disease. He was included in TIME magazine’s list of 100 most influential people of 2004, and between the years 2000 and 2010, Dr. Ridker was among the ten most often cited researchers in cardiovascular medicine worldwide. Amongst many other honors, he received the American Heart Association Distinguished Scientist Award in 2013, gave the Braunwald Lecture of the American College of Cardiology in 2019, was awarded the Gotto Prize for Atherosclerosis Research from the International Atherosclerosis Society in 2021, and is an elected Member of the National Academy of Medicine (USA).
PLAN OF DISTRIBUTION
We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including (a) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers, or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Corporation from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers, or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.
The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.
Only underwriters, dealers, or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers, or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters, dealers, or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Corporation enters into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
Any offering of Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold, and purchasers may not be able to resell Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.
No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot these Securities in connection with an offering of these Securities or effect any other transactions that are intended to stabilize the market price of the Securities.
In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
USE OF PROCEEDS
Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs, and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
The Corporation had negative operating cash flow in recent years. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of proceeds from Offerings to fund such negative cash flow.
All expenses relating to an Offering and any compensation paid to underwriters, dealers, or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.
EARNINGS COVERAGE RATIO
Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.
CONSOLIDATED CAPITALIZATION
The following table sets forth the capitalization of the Corporation as at September 30, 2021. Other than as described below, there has not been any material change in the share capital of the Corporation since September 30, 2021.

Designation	Authorized	Issued	As at September 30, 2021 (unaudited)	As at September 30, 2021 (unaudited, pro forma after giving effect to the November Offering)(1)
Cash and cash equivalents			$28,652,391	$86,557,773
Share capital	Unlimited	60,357,339*	$89,831,548	$147,736,930
Warrants	12,961,084*	12,961,084*	$4,317,473	$4,317,473(2)
Contributed surplus	—	—	$12,196,858	$12,196,858
Deficit	—	—	$(77,260,401)	$(77,260,401)
Total Capitalization			$29,085,478	$86,990,860

Notes:
*
As adjusted to reflect the issue of 16,350,000 Common Shares and 8,175,000 Warrants as part of the November 5, 2021 Offering.

(1)
After deducting the Underwriters’ Commission of USD$3,011,670 and other expenses of the November Offering estimated to be USD$500,000, translated to CAD at a rate of 1.2404, as per the November 3, 2021 Prospectus Supplement.

(2)
This amount does not include the amount representing the 8,175,000 November 2021 Warrants issued by the Corporation upon completion of the November Offering.

PRICE RANGE AND TRADING VOLUME
Common Shares
The Common Shares are listed for trading on the TSX under the trading symbol “CRDL”. The Common Shares commenced trading on the TSX on December 20, 2018. On February 7, 2022, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.32 per Common Share.
The following tables set forth information relating to the trading of the Common Shares on the TSX for the periods indicated:
Month	High ($)	Low ($)	Trading Volume
February 1-7, 2022	2.49	2.20	731,048
January 2022	2.95	1.97	5,855,925
December 2021	2.85	2.25	5,760,699
November 2021	4.65	2.48	8,230,143
October 2021	6.11	4.01	6,164,662
September 2021	6.19	4.35	8,637,945
August 2021	4.95	2.63	5,763,058
July 2021	3.20	2.56	2,126,230
June 2021	3.35	2.87	2,679,984
May 2021	4.42	2.72	6,372,940
April 2021	4.49	3.68	2,456,879
March 2021	5.06	3.45	5,124,200
February 2021	5.32	3.05	6,092,761
May 2021 Warrants
The May 2021 Warrants are listed for trading on the TSX under the trading symbol “CRDL.WT.A”. The May 2021 Warrants commenced trading on the TSX on May 12, 2021. On February 7, 2022, the last trading day before the date of this Prospectus, the closing price of the May 2021 Warrants on the TSX was $0.80 per May 2021 Warrant.
The following tables set forth information relating to the trading of the warrants on the TSX for the periods indicated:

Month	High ($)	Low ($)	Trading Volume
February 1-7, 2022	0.90	0.80	1,500
January 2022	1.52	0.90	2,700
December 2021	2.00	1.52	1,290
November 2021	2.00	1.72	26,484
October 2021	2.65	1.29	53,400
September 2021	2.78	1.50	322,625
August 2021	2.10	0.75	209,458
July 2021	1.00	0.81	156,201
June 2021	1.15	0.85	168,300
May 12, 2021 to May 31, 2021	1.10	0.48	432,024
PRIOR SALES
During the 12 months preceding the date of this Prospectus, the Corporation has issued Common Shares at the following prices:
Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
February 4, 2021	3,805	$3.25
February 5, 2021	90,243	$3.25
February 8, 2021	139,567	$3.25
February 8, 2021	20,000	$2.50
February 9, 2021	54,250	$3.25
February 10, 2021	268,462	$3.25
February 10, 2021	208,333	$2.58
February 11, 2021	34,883	$3.25
February 12, 2021	550,300	$3.25
February 16, 2021	208,333	$2.58
February 17, 2021	349,550	$3.25
February 18, 2021	91,950	$3.25
February 19, 2021	38,900	$3.25
February 22, 2021	357,400	$3.25
February 23, 2021	134,000	$3.25
February 23, 2021	90,000	$3.28
February 23, 2021	20,000	$3.54
February 24, 2021	12,000	$2.50
February 24, 2021	85,750	$3.25
February 24, 2021	50,000	$3.34
February 24, 2021	40,000	$3.16
February 24, 2021	75,000	$2.50
February 26, 2021	75,000	$3.05
March 1, 2021	50,000	$2.58
March 1, 2021	26,500	$3.25
March 2, 2021	229,000	$3.25
March 8, 2021	106,618(1)	$4.14

Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
March 15, 2021	70,000	$3.25
March 19, 2021	27,200	$3.25
March 19, 2021	37,000(1)	$4.50
March 31, 2021	2,478(1)	$4.54
April 12, 2021	153,500(1)(2)	$4.56
May 3, 2021	20,000	$3.25
May 12, 2021	6,112,000	$3.60
May 19, 2021	30,500(1)	$2.93
May 25, 2021	40,000	$2.59
August 25, 2021	159,606(1)(3)	$3.22
August 25, 2021	5,000(5)	$3.25
August 30, 2021	162,113(5)	$3.25
August 30, 2021	17,591(4)	$2.50
August 31, 2021	41,295(5)	$3.25
September 1, 2021	1,129(5)	$3.25
September 2, 2021	45,000(5)	$3.25
September 7, 2021	70,000(5)	$3.25
September 10, 2021	10,150(5)	$3.25
September 13, 2021	25,000(5)	$3.00
September 15, 2021	8,000(5)	$3.25
September 16, 2021	4,500(5)	$3.25
September 16, 2021	16,667	$3.23
September 17, 2021	37,591(4)	$2.50
September 17, 2021	1,000	$3.25
September 17, 2021	175,000(1)	$3.22
September 20, 2021	20,000(5)	$3.25
September 21, 2021	14,000(5)	$3.25
September 22, 2021	4,000(5)	$3.25
September 24, 2021	92,500(5)	$3.25
September 27, 2021	500(5)	$3.25
September 27, 2021	34,722(6)	$4.60
September 28, 2021	3,500(5)	$3.25
September 29, 2021	47,500(5)	$3.25
September 30, 2021	4,336(1)	$5.71
September 30, 2021	60,045(5)	$3.25
October 4, 2021	118,000(5)	$3.25
October 5, 2021	9,250(5)	$3.25
October 6, 2021	35,000(5)	$3.25
October 7, 2021	22,500(5)	$3.25
October 8, 2021	19,000(5)	$3.25
October 12, 2021	116,910(5)	$3.25
October 15, 2021	100,000	$4.60

Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
October 18, 2021	175,000(1)		$3.22
October 21, 2021	1,500(6)		$4.60
November 5, 2021	16,350,000	US$	3.07
November 17, 2021	175,000(1)		$3.22
November 24, 2021	600,000		$4.60
December 1, 2021	18,500(1)		$2.76
December 17, 2021	175,000(1)		$3.22
January 10, 2022	2,500(1)		$2.17
TOTAL	28,881,427		N/A

Notes:
(1)
Common Shares issued for services provided. The value of the work was determined based on arm’s length negotiations and these Common Shares were issued following completion of the work.

(2)
100,000 Common Shares subject to vesting over a period of 24 months.

(3)
Includes 100,000 Common Shares subject to vesting over a period of 12 months. The value of the work was determined based on arm’s length negotiations and these Common Shares were issued or vest following completion of the work.

(4)
Common Shares issued pursuant to the exercise of broker warrants issued on June 4, 2020. Each broker warrant is exercisable into one Common Share and one-half warrant.

(5)
Common Shares issued pursuant to the exercise of warrants issued on June 4, 2020. Each warrant is exercisable into one Common Share.

(6)
Common Shares issued pursuant to the exercise of May 2021 Warrants. Each May 2021 Warrant is exercisable into one Common Share.

During the 12 months preceding the date of this Prospectus, the Corporation has issued the following securities convertible into Common Shares at the following prices:
Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices (CAN$)
February 8, 2021	Warrants	10,000(3)		$3.25
February 9, 2021	Options	416,666(1)		$4.56
February 19, 2021	Options	560,000(1)		$4.80
February 23, 2021	Options	130,000(1)		$4.46
February 24, 2021	Warrants	6,000(3)		$3.25
March 30, 2021	Options	400,000(1)		$4.51
May 12, 2021	May 2021 Warrants	3,489,400		$4.60
May 13, 2021	Options	100,000(1)		$3.00
August 17, 2021	Options	120,000(3)		$3.26
August 17, 2021	Share-Based Awards	700,000(3)		N/A
August 25, 2021	Options	140,000(3)		$3.81
August 30, 2021	Warrants	8,795(2)		$3.25
September 14, 2021	Options	55,000(3)		$4.88
September 14, 2021	Performance Share Units	100,000(3)		N/A
September 17, 2021	Warrants	18,795(2)		$3.25
October 14, 2021	Performance Share Units	600,000(3)		N/A
November 5, 2021	November 2021 Warrants	8,175,000	US$	3.75
November 29, 2021	Performance Share Units	1,200,000(3)		N/A
December 9, 2021	Options	380,000(3)		$2.65

Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices (CAN$)
December 9, 2021	Options	325,000(3)	$3.59
January 12, 2022	Options	220,000(3)	$2.17
TOTAL		17,154,656	N/A

Notes:
(1)
Stock options issued pursuant to the Corporation’s Equity Compensation Plan. Each option is exercisable for one Common Share.

(2)
Granted on the exercise of Broker Warrants issued on June 4, 2020. Each Broker Warrant is exercisable into one Common Share and one-half Warrant.

(3)
Stock options, share-based awards and performance share units issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each option is exercisable for one Common Share. One Common Share will be issued upon vesting of each share-based award and performance share unit.

RISK FACTORS
An investment in Securities is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in Offered Shares, prospective investors should carefully consider, in light of their own financial circumstances, the risks described below and those incorporated by reference into this Prospectus, including in the AIF, the Annual MD&A, and the Interim MD&A under “Risk Factors”. See “Documents Incorporated by Reference”.
The Corporation’s prospects depend on the success of our acute myocarditis and subcutaneous product candidates which are at early stages of development and the success of our Phase II/III trial in high-risk patients hospitalized with COVID-19. We do not expect to generate revenue for several years, if at all, from the acute myocarditis and subcutaneous product candidates.
Given the early stage of development of our acute myocarditis and subcutaneous product candidates, and the uncertainty inherent in clinical trials, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, Health Canada, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy.
Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of pre-clinical or clinical research. Similarly, positive results from early stage clinical trials may not be indicative of favorable outcomes in later-stage clinical trials. We can make no assurance that any future studies, if undertaken, will yield favorable results. The early stage of our acute myocarditis and subcutaneous product development makes it particularly uncertain whether any of these product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost, or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing, and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.
Risks Relating to the Corporation
The continued development of the Corporation will require additional financing. If we fail to raise such capital it could result in the delay or indefinite postponement of our current business strategy or we could cease to carry on business.
There is no guarantee that the Corporation will be able to execute on its strategy. The continued development of the Corporation will require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business strategy or the Corporation ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of holders of Common Shares. In addition, from time to time, the Corporation may enter into transactions to acquire assets or the shares of other Companies. These transactions may be financed wholly or partially with debt, which may temporarily increase the Corporation’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, may entitle lenders to accelerate repayment of loans and there is no assurance that the Corporation would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Corporation may require additional financing to fund its operations to the point where it is generating positive cash flows. Negative cash flow may restrict the Corporation’s ability to pursue its business objectives.
In the event of bankruptcy, liquidation, or reorganization of Cardiol, holders of its debt and its trade creditors will generally be entitled to payment of their claims from the assets of Cardiol before any assets are made available for distribution to Cardiol or its shareholders. The Common Shares are effectively subordinated to the debt and other obligations of Cardiol.
We currently have negative cash flow from operating activities.
For the nine months ended September 30, 2021 and year ended December 31, 2020, the Corporation had negative cash flow from operating activities. Although the Corporation anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Corporation has negative cash flow in any future period, current working capital may be used to fund such negative cash flow from operating activities, if any.
We intend to expend our limited resources to pursue our current product candidates, and may fail to capitalize on other product candidates that may be more profitable or for which there is a greater likelihood of success
Because we have limited financial and managerial resources, we are focusing on research programs relating to our current product candidates, which concentrates the risk of product failure in the event that our current product candidates prove to be unsafe or ineffective or inadequate for clinical development or commercialization. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on proprietary research and development programs relating to our current product candidates may not yield any commercially viable products.
We have a history of operating losses and may never achieve or maintain profitability in the future
Cardiol’s net loss for the nine months ended September 30, 2021 was $25,380,782, for the year ended December 31, 2020 was $20,640,935 and for the year ended December 31, 2019 was $13,684,023. We have recently started generating revenue and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully market our pharmaceutical cannabidiol and develop, manufacture and market our current product candidates, as well as continue to identify, develop, manufacture, and market new product candidates. It is possible that we will never have significant product sales revenue or receive royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities, or respond to competitive pressures.
We currently do not earn any revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.
We rely on management and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business
The loss of David Elsley, our President and CEO, or other key members of our staff, could harm us. We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, clinical, and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We routinely enter into consulting agreements with our scientific and clinical collaborators and advisors, key opinion leaders, and academic partners in the ordinary course of our business. We also enter into contractual agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities, and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.
Clinical trials for our product candidates are expensive, time consuming, uncertain and susceptible to change, delay or termination
Clinical trials are expensive, time consuming, and difficult to design and implement. Even if the results of our clinical trials are favorable, the clinical trials for a number of our product candidates are expected to continue for several years and may take significantly longer to complete. In addition, we, the FDA, Health Canada or other regulatory authorities, including state and local authorities may suspend, delay, or terminate our clinical trials at any time, require us to conduct additional clinical trials, require a particular clinical trial to continue for a longer duration than originally planned, or require a change to our development plans such that we conduct clinical trials for a product candidate in a different order, e.g., in a step-wise fashion rather than running two trials of the same product candidate in parallel. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.
Our activities are subject to comprehensive regulation, including under healthcare laws and compliance requirements
In the United States, our activities are potentially subject to additional regulation by various federal, state, and local authorities in addition to the FDA, including, among others, the Centers for Medicare and Medicaid Services, other divisions of Health and Human Services, or HHS, (for example, the Office of Inspector General), the Department of Justice, and individual United States Attorney offices within the Department of Justice, and state and local governments.
In Canada, our activities are potentially subject to additional regulation by various federal and provincial authorities in addition to Health Canada, including among others, and publicly-mandated organizations given a provincial sales license under the Cannabis Act.
Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into supply contracts, including government contracts, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.
If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete, and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials and interim results of a clinical trial do not necessarily predict final results.
A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA, Health Canada, or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in multiple stages of pre-clinical and clinical testing.
If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, and our business may be substantially harmed
We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations, and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:
•
failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;

•
difficulties obtaining institutional review board or ethics committee approval to conduct a clinical trial at a prospective site;

•
import/export and research restrictions for cannabinoid-based pharmaceuticals delaying or preventing clinical trials in various geographical jurisdictions;

•
patients failing to enroll or remain in our trials at the rate we expect;

•
suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our contract manufacturers to comply with cGMP requirements;

•
delays or failure to obtain clinical supply from contract manufacturers of our products necessary to conduct clinical trials;

•
product candidates demonstrating a lack of safety or efficacy during clinical trials;

•
patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials and/or scheduling conflicts with participating clinicians;

•
patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;

•
reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;

•
clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, and regulatory requirements, or other third parties not performing data collection and analysis in a timely or accurate manner;

•
failure of our CROs to satisfy their contractual duties or meet expected deadlines;

•
inspections of clinical trial sites by regulatory authorities or Institutional Review Boards (“IRBs”), or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

•
one or more IRBs or ethics committees rejecting, suspending, or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or

•
failure to reach agreement on acceptable terms with prospective clinical trial sites.

In addition, a clinical trial may be suspended or terminated by us, the FDA, IRBs, ethics committees, data safety monitoring boards, or other foreign regulatory authorities overseeing the clinical trial at issue or other regulatory authorities due to a number of factors, including, among others:
•
failure to conduct the clinical trial in accordance with regulatory requirements or our clinical trial protocols;

•
inspection of the clinical trial operations or clinical trial sites by the FDA, the DEA, the European Medicines Agency, or other foreign regulatory authorities that reveals deficiencies or violations that require us to undertake corrective action, including the imposition of a clinical hold;

•
unforeseen safety issues, including any safety issues that could be identified in our ongoing pre-clinical studies;

•
adverse side effects or lack of effectiveness; and

•
changes in government regulations or administrative actions.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities, IRBs or ethics committees for re-examination, which may impact the cost, timing, or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition, and prospects.
Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts
From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors, or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect the price of the Securities and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.
We may not achieve our projected development goals in the time frames and cost estimates we announce and expect
We set goals for, and make public statements regarding, the expected timing and costs of the accomplishment of objectives material to our success, the commencement and completion of clinical trials and the expected costs to develop our product candidates. The actual timing and costs of these events can vary dramatically due to factors within and beyond our control, such as delays or failures in our clinical trials, issues related to the manufacturing of drug supply, uncertainties inherent in the regulatory approval process, market conditions, and interest by partners in our product candidates among other things. We may not make regulatory submissions or receive regulatory approvals as planned; our clinical trials may not be completed; or we may not secure partnerships for any of our product candidates. Any failure to achieve one or more of these milestones as planned would have a material adverse effect on our business, financial condition, and results of operations.
Unpredictable and volatile market price for Common Shares
The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following:
•
actual or anticipated fluctuations in our quarterly results of operations;

•
recommendations by securities research analysts;

•
changes in the economic performance or market valuations of companies in the industry in which we operate;

•
addition or departure of our executive officers and other key personnel;

•
sales or perceived sales of additional Common Shares;

•
significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;

•
operating and share price performance of other companies that investors deem comparable to us;

•
fluctuations to the costs of vital production materials and services;

•
changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;

•
operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•
news reports relating to trends, concerns, technological or competitive developments, regulatory changes, and other related issues in our industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values, or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if our operating results, underlying asset values, or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely affected, and the trading price of the Common Shares might be materially adversely affected.
Securities or industry analysts may publish inaccurate or unfavorable research reports, stock price and volume could decline
The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our share price and trading volume to decline.
If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish
Our success, competitive position, and future revenues will depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes, and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights, and to operate without infringing the proprietary rights of third parties.
To date, we have exclusive rights to certain Canadian, United States, and other foreign intellectual property. We anticipate filing additional patent applications in Canada, the United States, and in other countries, as appropriate. However, we cannot predict:
•
the degree and range of protection any patents will afford us against competitors, including whether third parties will find ways to invalidate or otherwise circumvent our patents;

•
if and when patents will issue;

•
whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications; or

•
whether we will need to initiate litigation or administrative proceedings which may be costly whether we win or lose.

Our success also depends upon the skills, knowledge, and experience of our scientific and technical personnel, our consultants and advisors, as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade-secret protection and confidentiality agreements. To this end, it is our policy generally to require our employees, consultants, advisors, and contractors to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how, or other proprietary information is disclosed, the value of our trade secrets, know-how, and other proprietary rights would be significantly impaired and our business and competitive position would suffer.
Owning a patent does not per se prevent competition. To stop third-party infringement, a patent owner and/or licensee must take steps to enforce the patent through court proceedings. This can be a very lengthy and costly process and the outcome may be uncertain.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements
The Canadian Intellectual Property Office (the “CIPO”) and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to CIPO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have a material adverse effect on our business.
While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of the patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.
Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent

Cooperation Treaty applications, a positive opinion regarding patentability issued by the International Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.
The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.
We may become subject to claims by third parties asserting that we or our employees have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property
Our commercial success depends upon our ability to develop, manufacture, market, and sell our product candidates, and to use our related proprietary technologies without violating the intellectual property rights of others. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our product candidates, including interference or derivation proceedings before CIPO, United States Patent and Trademark Office, and other applicable patents offices in foreign jurisdictions. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing our product candidates. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Under certain circumstances, we could be forced, including by court order, to cease commercializing the applicable product candidate. In addition, in any such proceeding or litigation, we could be found liable for monetary damages. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar negative impact on our business.
We may not be able to protect our intellectual property rights throughout the world
Filing, prosecuting, and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in key markets, such as the United States, Canada, and certain countries internationally. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and their products may compete with ours.
We rely and will continue to rely on third parties to conduct and monitor many of our pre-clinical studies and our clinical trials, and their failure to perform as required could cause substantial harm to our business
We rely and will continue to rely on third parties to conduct a significant portion of our pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management, contract manufacturing, and quality assurance. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled, or rendered ineffective.
Our product candidates contain compounds that may be classified as “controlled substances” in jurisdictions outside of Canada and are classified as cannabis in Canada. Outside of Canada they may be subject to controlled substance laws and regulations; within Canada they will be subject to the Cannabis Act and the regulations issued thereunder (the “Cannabis Regulations”). In all jurisdictions, failure to receive necessary approvals may delay the launch of our products and failure to comply with these laws and regulations may adversely affect the results of our business operations.
Our product candidates contain substances related to the cannabis plant and are subject to the Cannabis Act and the Cannabis Regulations in Canada. As a pharmaceutical product, cannabidiol will be subject to both the Food and Drugs Act and regulations issued thereunder and the Cannabis Act and the Cannabis Regulations. This will include the need for an establishment licence, import and export permits, and extensive record keeping.
In addition, since our product candidates contain a cannabinoid, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our product candidates. These pressures could also limit or restrict the introduction and marketing of our product candidates. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for our product candidates. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed. Furthermore, if our product candidates are classified as “controlled substances”, they may be subject to import/export and research restrictions that could delay or prevent the development of Cardiol’s products in various geographical jurisdictions.
Our ability to research, develop, and commercialize products is dependent on our ability to obtain and maintain licenses relating to possession and supply of controlled substances
Our research and manufacturing facilities are located in Canada. In Canada, various licenses are required to produce pharmaceutical cannabinoids. Our continued ability to research, develop, and commercialize our product candidates is dependent on our ability to obtain, and subsequently maintain, licenses relating to possession and supply of controlled substances.
Controlled substance legislation differs between countries and legislation in certain countries may restrict or limit ability to sell products
Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including cannabis. Countries may interpret/implement their treaty obligations in a way that creates a legal obstacle to our obtaining marketing approval for our product candidates in those countries. These countries may not be willing or able to amend or otherwise modify their laws and regulations to permit our product candidates to be marketed or achieving such amendments to the laws and regulations may take a prolonged period of time.
Changes in laws and regulations
The Corporation endeavours to comply with all relevant laws, regulations, and guidelines, including those relating to the production, distribution, sale, and possession of cannabis in Canada. To the Corporation’s knowledge, it is in compliance with all such laws, regulations, and guidelines as described elsewhere in this Prospectus or in the documents incorporated by reference in this Prospectus.
On April 13, 2017, the federal government of Canada introduced the Cannabis Act. On June 20, 2018, the Senate approved the Cannabis Act and the Act received Royal Assent on June 21, 2018. The Cannabis Act came into effect on October 17, 2018. The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale, import and export of cannabis in Canada.
On June 19, 2019, Health Canada opened a consultation on potential market for cannabis health products (“CHP”) that would not require practitioner oversight. The contemplated regulatory pathway would allow for specific health claims that would need to be supported by scientific evidence. Provinces and territories would continue to have the flexibility to authorize CHP sellers operating at any physical location. This could allow for CHPs for human and veterinary uses to be sold at pharmacies, veterinary clinics, pet stores, or livestock medicine outlets under strict conditions that respect federal requirements. Strictly controlled online sales would also remain possible. This consultation closed on September 3, 2019.
On February 27, 2020, the Government of Canada announced a call for nomination of a new Science Advisory Committee for Health Products Containing Cannabis which will provide independent scientific and clinical advice to support the Department’s consideration of appropriate safety, efficacy, and quality standards for health products containing cannabis, including the conditions under which these products would be suitable to be used without practitioner oversight. On November 18, 2020, Health Canada released the names of the initial members of the Science Advisory Committee. The committee has a one-year term with an option of renewal based on the Department’s needs. The committee met on November 30, 2020 and December 2, 2020. No further update has been provided by Health Canada on the status of the Science Advisory Committee on Health Products Containing Cannabis.
Tax and accounting requirements may change in ways that are unforeseen to the Corporation and the Corporation may face difficulty or be unable to implement and/or comply with any such changes
The Corporation is subject to numerous tax and accounting requirements, and changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on the Corporation’s financial results, the manner in which it conducts its business, or the marketability of any of its products. In the future, the geographic scope of the Corporation’s business may expand, and such expansion will require the Corporation to comply with the tax laws and regulations of multiple jurisdictions. Requirements as to taxation vary substantially among jurisdictions. Complying with the tax laws of these jurisdictions can be time consuming and expensive and could potentially subject the Corporation to penalties and fees in the future if the Corporation were to inadvertently fail to comply. In the event the Corporation was to inadvertently fail to comply with applicable tax laws, this could have a material adverse effect on the business, results of operations, and financial condition of the Corporation.
Management may not be able to successfully implement adequate internal controls over financial reporting (“ICFR”)
Proper systems of internal controls over financial accounting and disclosure are critical to the operation of a public company. However, the Corporation does not expect that its Disclosure, Controls, and Procedures or ICFR will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If the Corporation cannot provide reliable financial reports or prevent fraud, its reputation and operating results could be materially adversely affected, which could cause investors to lose confidence in the Corporation’s reported financial information, which in turn could result in a reduction in the value of the Common Shares.
Medical research of cannabinoids remains in early stages
Research in Canada, the United States, and internationally regarding the medical benefits, viability, safety, efficacy, and dosing of cannabinoids remains in early stages. There have been relatively few clinical trials conducted on the benefits of cannabinoids. The statements made in this Prospectus and the documents incorporated by reference in this Prospectus concerning the potential medical benefits of cannabinoids are based on published articles and reports with details of research studies and clinical trials. As a result, the statements made in this Prospectus and the documents incorporated by reference in this Prospectus are subject to the experimental parameters, qualifications, and limitations in the studies that have been completed.
Although the Corporation believes that the articles and reports with details of research studies and clinical trials referenced in this Prospectus and the documents incorporated by reference in this Prospectus reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy, and dosing of cannabinoids as set out in this Prospectus and the documents incorporated by reference in this Prospectus, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to, cannabinoids. Given these risks, uncertainties, and assumptions, undue reliance should not be placed on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this Prospectus and the documents incorporated by reference in this Prospectus or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance, or other facts and perceptions related to cannabinoids, which could have a material adverse effect on the demand for the Corporation’s products and therefore materially impact the business, financial condition, and operating results of the Corporation.

Pharmaceutical cannabinoid and other product candidates, if approved, may be unable to achieve the expected market acceptance and, consequently, limit our ability to generate revenue from new products
Even when product development is successful and regulatory approval has been obtained, our ability to generate significant revenue depends on the acceptance of our products by physicians and patients. We cannot assure you that our pharmaceutical cannabinoid product candidates will achieve the expected market acceptance and revenue if and when they obtain the requisite regulatory approvals. The market acceptance of any product depends on a number of factors, including the indication statement and warnings approved by regulatory authorities on the product label, continued demonstration of efficacy and safety in commercial use, physicians’ willingness to prescribe the product, reimbursement from third-party payers such as government health care systems and insurance companies, the price of the product, the nature of any post-approval risk management plans mandated by regulatory authorities, competition, and marketing and distribution support. Any factors preventing or limiting the market acceptance of our products could have a material adverse effect on our business, results of operations, and financial condition.
We currently have no commercialized products to date
Even if we obtain regulatory approval for a product, our future success will still depend on our ability to successfully commercialize our products, which depends on a number of factors beyond our control, including the willingness of physicians to prescribe our products to patients, payers’ willingness and ability to pay for the drug, the level of pricing achieved, patients’ response to our products, the ability of our marketing partners to generate sales, and our ability to manufacture products on a cost-effective and efficient basis. If we are not successful in the commercialization of our products, our business, results of operations, and financial condition may be harmed.
We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost, or delivery issues with the pre-clinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.
We currently have no manufacturing experience and rely on Dalton and other contract manufacturing organizations (“CMOs”) to manufacture our product candidates for pre-clinical studies and clinical trials. We rely on CMOs for manufacturing, filling, packaging, storing, and shipping of drug products in compliance with current good manufacturing practice, or cGMP, regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities, and controls used in manufacturing, processing, and packing of a drug product. If our CMOs increase their prices or fail to meet our quality standards, or those of regulatory agencies such as the FDA, and cannot be replaced by other acceptable CMOs, our ability to obtain regulatory approval for and commercialize our product candidates may be materially adversely affected.
Business disruptions affecting our third-party suppliers, manufacturers, and CROs could harm our future revenues and financial condition and increase our costs and expenses
We rely on third parties to supply the materials for and manufacture our APIs for our pre-clinical and clinical trials. There are only a limited number of suppliers and manufacturers of our APIs and our ability to obtain these materials could be disrupted if the operations of these manufacturers is affected by earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, and other natural or man-made disasters or business interruptions. We also rely on CROs, clinical data management organizations, and consultants to design, conduct, supervise, and monitor pre-clinical studies of our product candidates and will do the same for our planned clinical trials. If their facilities are unable to operate because of an accident or incident, even for a short period of time, some or all of our research and development programs may be harmed or delayed, and our operations and financial condition could suffer.
Our existing collaboration agreements and any entered into in the future may not be successful, which would have adverse consequences
We are a party to, and may seek additional, collaboration arrangements with pharmaceutical or biotechnology companies for the development or commercialization of our current and potential product candidates. We may enter into new arrangements on a selective basis depending on the merits of retaining commercialization rights for ourselves as compared to entering into selective collaboration arrangements with leading pharmaceutical or biotechnology companies for each product candidate, both in Canada and internationally. To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document, and implement. We may not be successful in our efforts to establish, implement, and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements. The terms of any collaboration or other arrangements that we may establish may not be favorable to us.
Any existing or future collaboration that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations.
Disagreements between parties to a collaboration arrangement regarding development, intellectual property, regulatory or commercialization matters, can lead to delays in the development process or commercialization of the applicable product candidate and, in some cases, termination of the collaboration arrangement. These disagreements can be difficult to resolve if neither of the parties has final decision making authority.
Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.
Product shipment delays would have adverse effect on the business
The shipment, import, and export of our product candidates may require import and export licenses. In the United States, the FDA, United States Customs and Border Protection, and in other countries, similar regulatory authorities regulate the import and export of pharmaceutical products that contain controlled substances. Specifically, the import and export process requires the issuance of import and export licenses by the relevant controlled substance authority in both the importing and exporting country. Once we are in the production phase, we may not be granted, or if granted, maintain, such licenses from the authorities in certain countries. Even if we obtain the relevant licenses, shipments of our product candidates may be held up in transit, which could cause significant delays and may lead to product batches being stored outside required temperature ranges. Inappropriate storage may damage the product shipment resulting in a partial or total loss of revenue from one or more shipment of our other product candidates. A partial or total loss of revenue from one or more shipment of our product candidates could have a material adverse effect on our business, results of operations and financial condition.
Our ability to generate product revenues will be diminished if our pharmaceutical cannabinoid drugs sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement
Our ability to commercialize our pharmaceutical cannabinoid, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:
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government and health administration authorities;

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private health maintenance organizations and health insurers; and

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other healthcare payers.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payers are challenging the prices charged for medical products and services. Government and other healthcare payers increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA or Health Canada, insurance coverage may not be available, and reimbursement levels may be inadequate, to cover our pharmaceutical cannabinoid. If government and other healthcare payers do not provide adequate coverage and reimbursement levels for our pharmaceutical cannabinoid, once approved, market acceptance of such pharmaceutical cannabinoid could be reduced.

We do not have a history of selling, marketing, or distributing products
We cannot assure that we will be able to market, sell, and distribute our products successfully. Our future success also may depend, in part, on our ability to enter into and maintain collaborative relationships for such capabilities, the collaborator’s strategic interest in the products under development, and such collaborator’s ability to successfully market and sell any such products. Although we intend to pursue collaborative arrangements regarding the sale and marketing of our products, there can be no assurance that we will be able to establish or maintain our own sales operations or affect collaborative arrangements, or that if we are able to do so, our collaborators will have effective sales forces. There can also be no assurance that we will be able to establish or maintain relationships with third party collaborators or develop in-house sales and distribution capabilities. To the extent that we will in the future depend on third parties for marketing and distribution, any revenues we receive will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful. In addition, there can also be no assurance that we will be able to market and sell our products internationally.
We may face intense competition from other companies
Competition from pharmaceutical companies, biotechnology companies and universities is intense and is expected to increase. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Corporation. The Corporation’s future success depends in part on its ability to maintain a competitive position, including the ability to further progress its portfolio candidates through the necessary pre-clinical and clinical trials towards regulatory approval for sale and commercialization. Other companies may succeed in commercializing products earlier than the Corporation is able to commercialize its products or they may succeed in developing products that are more effective. While the Corporation will seek to expand its capabilities in order to remain competitive, there can be no assurance that developments by others will not render its products non-competitive or that the Corporation or its licensors will be able to keep pace with technological developments. Competitors have developed or could develop technologies that could be the basis for competitive products. Some of those products may have an entirely different approach or means of accomplishing the desired therapeutic effect than the Corporation’s products and may be more effective or less costly than the Corporation’s products. In addition, other forms of medical treatment may offer competition to the Corporation’s products. The success of the Corporation’s competitors and their products relative to the Corporation’s capabilities and competitiveness could have a material adverse effect on the future of pre-clinical and clinical trials of the Corporation’s products, including its ability to obtain the necessary regulatory approvals for the conduct of such trials.
Research and development and product obsolescence
Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Corporation’s business. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render the Corporation’s products obsolete, less competitive, or less marketable. The process of developing the Corporation’s products is complex and requires significant continuing costs, development efforts, and third-party commitments. The Corporation’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, financial condition, and operating results of the Corporation. The Corporation may be unable to anticipate changes in its potential customer requirements that could make the Corporation’s existing technology obsolete. The Corporation’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of the Corporation’s proprietary technology entails significant technical and business risks. The Corporation may not be successful in using its new technologies or exploiting its niche markets effectively or adapting its businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We may be subject to unfavourable publicity or consumer perception
The Corporation believes the cannabinoid industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the cannabinoid produced. Consumer perception of the Corporation’s pharmaceutical cannabinoid products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of cannabinoids. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention, or other research findings or publicity will be favourable to the cannabinoid market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention, or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings, or publicity could have a material adverse effect on the demand for the Corporation’s pharmaceutical cannabinoids and the business, results of operations, financial condition, and cash flows of the Corporation. The Corporation’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention, or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Corporation, the demand for the Corporation’s pharmaceutical cannabinoids, and the business, results of operations, financial condition, and cash flows of the Corporation. Further, adverse publicity reports or other media attention regarding the safety, efficacy, and quality of cannabinoid in general, or the Corporation’s pharmaceutical cannabinoids specifically, or associating the consumption of cannabinoid with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.
We may face risks from product liability claims
As a manufacturer and distributor of products designed to be ingested by humans, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. The Corporation may be subject to various product liability claims, including, among others, that the products produced by the Corporation caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation’s reputation with its clients and consumers generally, and could have a material adverse effect on the business, financial condition, and operating results of the Corporation. There can be no assurances that the Corporation will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.
Manufacturers and distributors can be subject to product recalls
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products that the Corporation produces or intends to produce are recalled due to an alleged product defect or for any other reason, the Corporation could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Corporation may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant Management attention. Although the Corporation has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of the products produced by the Corporation were subject to recall, the image of that product and the Corporation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products produced by the Corporation and could have a material adverse effect on the results of operations and financial condition of the Corporation. Additionally, product recalls may lead to increased scrutiny of the operations of the Corporation by Health Canada or other regulatory agencies, requiring further Management attention and potential legal fees and other expenses.

We may seek to expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so
The Corporation may in the future expand its operations and business into jurisdictions outside of Canada. There can be no assurance that any market for the Corporation’s products will develop in any such foreign jurisdiction. The Corporation may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Corporation’s capability to successfully expand its operations and may have a material adverse effect on the Corporation’s business, financial condition, and results of operations.
We may become subject to liability arising from any fraudulent or illegal activity by its employees, contractors, and consultants
The Corporation is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Corporation that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete, and accurate reporting of financial information or data. It is not always possible for the Corporation to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Corporation to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Corporation from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Corporation, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Corporation’s operations, any of which could have a material adverse effect on the Corporation’s business, financial condition, and results of operations.
Our business is dependent on key inputs
The Corporation’s business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to its growing operations, as well as electricity, water, and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, and operating results of the Corporation. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, and operating results of the Corporation.
Our insurance is subject to coverage limits and exclusions
The Corporation has insurance to protect its assets, operations, and employees. While the Corporation believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Corporation is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations, and financial condition could be materially adversely affected.
We may become subject to growth-related risks
The Corporation may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Corporation to deal with this growth may have a material adverse effect on the Corporation’s business, financial condition, results of operations, and prospects.

Our officers and directors may be engaged in a range of business activities
The Corporation may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Corporation’s executive officers and Directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Corporation. In some cases, the Corporation’s executive officers and Directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Corporation’s business and affairs and that could adversely affect the Corporation’s operations. These business interests could require significant time and attention of the Corporation’s executive officers and Directors. In addition, the Corporation’s executive officers and Directors control a large percentage of Common Shares and may have ability to control matters affecting the Corporation.
The Corporation may also become involved in other transactions which conflict with the interests of its Directors and the officers who may from time to time deal with persons, firms, institutions, or Companies with which the Corporation may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Corporation. In addition, from time to time, these persons may be competing with the Corporation for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Corporation’s Directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the Directors of the Corporation are required to act honestly, in good faith, and in the best interests of the Corporation.
In certain circumstances, our reputation could be damaged
Damage to the Corporation’s reputation could be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views with respect to the Corporation and its activities, whether true or not. Although the Corporation believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Corporation does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations, and an impediment to the Corporation’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, financial condition, cash flows, and growth prospects.
Third party reputational risk
The parties with which the Corporation does business may perceive that they are exposed to reputational risk as a result of the Corporation’s medical cannabis business activities. This may impact the Corporation’s ability to retain current partners, such as its banking relationship, or source future partners as required for growth or future expansion in Canada or internationally. Failure to establish or maintain business relationships could have a material adverse effect on the Corporation.
Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits and future earnings
Healthcare providers, physicians, and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell, and distribute our products for which we obtain marketing approval. As a pharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid, or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, imprisonment, exclusion from government funded healthcare programs, and the curtailment or restructuring of our operations. If any physicians or other healthcare providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs.
Also, the Corruption of Foreign Public Officials Act (Canada) and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-Canadian officials for the purpose of obtaining or retaining business. Our internal control policies and procedures may not protect us from reckless or negligent acts committed by our employees, future distributors, licensees, or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties, or prosecution and have a negative impact on our business, results of operations, and reputation.
Our operations depend on third-party information systems
The Corporation has entered into agreements with third parties for hardware, software, telecommunications, and other information technology (“IT”) services in connection with its operations. The Corporation’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems, and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism, and theft. The Corporation’s operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Corporation’s reputation and results of operations.
The Corporation has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Corporation will not incur such losses in the future. The Corporation’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cybersecurity and the continued development and enhancement of controls, processes, and practices designed to protect systems, computers, software, data, and networks from attack, damage, or unauthorized access is a priority. As cyber threats continue to evolve, the Corporation may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
We do not anticipate paying cash dividends on the Common Shares
Our current policy is to retain earnings to finance the development and enhancement of our products and to otherwise reinvest in the Corporation. Therefore, we do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Our dividend policy will be reviewed from time to time by our board of directors in the context of our earnings, financial condition, and other relevant factors. Until the time that we do pay dividends, which we might never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
Future sales of Common Shares by existing shareholders
Holders of options to purchase Common Shares will have an immediate income inclusion for tax purposes when they exercise their options (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of options in the same year that they exercise their options. This might result in a greater number of Common Shares being sold in the public market, and fewer long-term holds of Common Shares by Management and our employees.

We may be subject to securities litigation which is expensive and could divert management’s attention
The market price of the Common Shares may be volatile, and in the past companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our Management’s attention from other business concerns, which could seriously harm our business.
COVID-19 pandemic
On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non- essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.
Although the Corporation has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Corporation’s business, operations, financial results and position and prospects, including through employee attrition, disruptions to the Corporation’sactivities, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Corporation’s business, operations, financial results and position or prospects at this time.
The Corporation continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.
Risks Relating to the Offerings and the Securities
Our Common Shares are subject to market price volatility
The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price, including the market (ATM) offering at the market price, of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.
The AIF, Annual MD&A and the Interim MD&A are incorporated by reference in this Prospectus and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations.
The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.
We may issue additional Common Shares in the future
The Corporation’s articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.
Forward-looking information may prove to be inaccurate
Investors should not place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Forward-Looking Information”.
We may use the proceeds of the Offering for purposes other than those set out in this Prospectus
The Corporation currently intends on allocating the net proceeds received from any Offerings as described under the heading “Use of Proceeds” in this Prospectus. However, the Corporation’s management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if it believes that it would be in the best interests of the Corporation to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.
As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors
The Corporation is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead. The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation
In order to maintain its status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.
The Corporation relies upon certain accommodations available to it as an “emerging growth company”
The Corporation is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation’s business, financial condition and results of operations.
The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.
If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse US federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). The Corporation’s PFIC status for the current taxable year and the taxable year ended December 31, 2021 currently is uncertain.

The Corporation’s PFIC status must be determined annually and cannot be completed until after the close of a taxable year, and thus, a final determination as to the Corporation’s PFIC status for the taxable year ended December 31, 2021 cannot be made at this time. Further. because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from Offerings pursuant to this Prospectus, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.
If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
DIVIDEND POLICY
We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board of directors considers relevant.
DESCRIPTION OF COMMON SHARES
Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 61,925,499 Common Shares are issued and outstanding.
Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Corporation. Shareholders are entitled upon liquidation, dissolution, or winding-up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders.
DESCRIPTION OF DEBT SECURITIES
We may issue Debt Securities. The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.
The Debt Securities may be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.
Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest are payable, (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.
DESCRIPTION OF WARRANTS
We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.
Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.
Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Commissions in each of the provinces and territories of Canada where the Warrants will be offered for sale.
The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:
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the designation and aggregate number of Warrants;

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the price at which the Warrants will be offered;

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the currency or currencies in which the Warrants will be offered;

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the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

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the designation, number and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

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the exercise price of the Warrants;

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the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

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if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

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any minimum or maximum amount of Warrants that may be exercised at any one time;

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any terms, procedures and limitations relating to the transferability, exchange, or exercise of the Warrants;

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whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

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material United States and Canadian federal income tax consequences of owning the Warrants; and

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any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.
The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be outlined in the applicable Prospectus Supplement. This description will include, where applicable:
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the number of Subscription Receipts;

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the price at which the Subscription Receipts will be offered;

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conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities, or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

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the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities, or Warrants;

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the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

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the aggregate principal amount, currency or currencies, denominations, and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

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the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities, or Warrants;

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terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

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any other rights, privileges, restrictions, and conditions attaching to the Subscription Receipts; and

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any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.
Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.
DESCRIPTION OF UNITS
We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, including the currency in which the Units are issued and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Borden Ladner Gervais LLP, Canadian counsel to the Corporation, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder who acquires, as beneficial owner, Common Shares in any offering under this Prospectus, and who, for purposes of the Tax Act and at all relevant times beneficially holds the common shares as capital property and deals at arm’s length with, and is not affiliated with, us or the underwriters (a “Holder”).
Generally, our Common Shares will be considered to be capital property to a Holder provided the Holder does not hold our Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals (the “Proposed Amendments”), to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their tax advisors about the specific tax consequences to them of acquiring, holding and disposing of our Common Shares.
This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our Common Shares should consult their tax advisors with respect to their particular circumstances.
Residents of Canada
The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act, (“Resident Holders”). This summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in subsection 142.2(1) of the Tax Act, for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in subsection 248(1) of the Tax Act; (c) an interest in which is a “tax shelter”, as defined in subsection 237.1(1) of the Tax Act, or a “tax shelter investment”, as defined in subsection 143.2(1) of the Tax Act; (d) that reports its “Canadian tax results”, as defined in subsection 261(1) of the Tax Act, in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of the our Common Shares a “derivative forward agreement”, or a “synthetic disposition arrangement”, as defined in subsection 248(1) of the Tax Act; (f) that is a partnership; (g) that receives dividends on our Common Shares under or as part of a “dividend rental arrangement” as defined in subsection 248(1) of the Tax Act; (h) that is exempt from tax under Part I of the Tax Act; or (i) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.
This summary does not address the deductibility of interest by a purchaser who has borrowed money or otherwise incurred debt to acquire our Common Shares. Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their Common Shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Resident Holders contemplating such an election should first consult with their tax advisors.
Taxation of Dividends
In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on our common shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their tax advisors in this regard.
Dividends received or deemed to be received on our Common Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.
A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a potentially refundable tax on dividends received or deemed to be received on our Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dispositions — Taxation of Capital Gains and Capital Losses
Upon a disposition or deemed disposition of our Common Shares (except to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of our Common Shares to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such Common Shares to a Resident Holder will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares of the Corporation held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of our Common Shares will include all amounts paid or payable by the Resident Holder for such Common Shares, subject to certain adjustments under the Tax Act.
Generally, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Resident Holder in a taxation year must be deducted by such Resident Holder against taxable capital gains realized by such Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, the amount of any such capital loss realized on the sale of our Common Shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such Common Shares or Common Shares of the Corporation.
A Resident Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of Common Shares may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.
A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout its taxation year may be liable to pay an additional refundable 10 2/3% tax on certain investment income, including taxable capital gains. Such Resident Holders should consult their tax advisors regarding their particular circumstances.
Eligibility for Investment
Based on the current provisions of the Tax Act, if issued on the date hereof and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX), our Common Shares should be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts, collectively, “Registered Plans”, and deferred profit sharing plans, each as defined in the Tax Act.
Notwithstanding that our Common Shares may be a qualified investment for a Registered Plan, if our Common Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. Our Common Shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, our Common Shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.
Prospective purchasers who intend to hold our Common Shares in a Registered Plan should consult their tax advisors regarding their particular circumstances.

Non-Residents of Canada
The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, our Common Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (within the meaning of the Tax Act), and such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.
Currency Conversion
Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in foreign exchange rates.
Disposition of Common Shares
A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.
Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.
Receipt of Dividends
Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their tax advisors in this regard.
To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain Canadian federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a resident of Canada.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES OR OTHER SECURITIES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Troutman Pepper Hamilton Sanders LLP, United States counsel to the Corporation, the following is, as of the date hereof, a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Prospectus and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.
Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
Our PFIC status for the current taxable year and the taxable year ended December 31, 2021 currently is uncertain. Our PFIC status must be determined annually and cannot be completed until after the close of a taxable year, and thus, a final determination as to our PFIC status for the taxable year ended December 31, 2021 cannot be made at this time. Further, because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from Offerings pursuant to this Prospectus, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may become a PFIC in any subsequent taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.
If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (ii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which the we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.
A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.
A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which were are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. holders with information that such U.S. holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. holder wishes to make a QEF election.
Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.
Distributions
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Net Investment Income “Medicare” Tax
Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.
Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.
U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a U.S. person (within the meaning of Code).
EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
PROMOTER
Mr. David Elsley may be considered to be a promoter of the Corporation within the meaning of applicable securities legislation. As of the date hereof, Mr. Elsley owns 1,754,500 Common Shares, representing 2.83% of the outstanding Common Shares.
LEGAL MATTERS
Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Borden Ladner Gervais LLP. As at the date of this Prospectus, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1. The United States co-transfer agent for the Common Shares is Continental Stock Transfer & Trust Company, One State Street Plaza, 30th Floor, New York, New York 10004.
INTEREST OF EXPERTS
BDO Canada LLP, the external auditor of the Corporation, provided an auditors’ report on the audited financial statements of the Corporation for the years ended December 31, 2020 and 2019.
INDEPENDENT AUDITOR
Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Montreal, Québec, report that they are independent from us within the meaning of the Rules of Professional Conduct of l’Ordre de Comptables Agréés du Québec, and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).
PURCHASERS’ STATUTORY AND CONTRACTUAL RIGHTS
The following is a description of a purchaser’s statutory rights and contractual rights.
Securities legislation in some provinces and territories of Canada provides purchasers of Securities with the right to withdraw from an agreement to purchase Securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Common Shares distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus

Supplement, and any amendment relating to Common Shares purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44- 102.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.
In an offering of Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in a Prospectus is limited, in certain provincial securities legislation, to the amount paid for the Securities. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal advisor.
Initial Canadian purchasers of Securities which are convertible, exchangeable, or exercisable into other securities of the Corporation will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such initial Canadian purchasers to receive the amount paid for such Securities (and any additional amount paid upon conversion, exchange or exercise), upon surrender of the underlying Securities acquired upon such conversion, exchange or exercise, in the event that this Prospectus, the applicable Prospectus supplement or any amendment contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable, or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable, or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

US$50,000,000
Common Shares
CARDIOL THERAPEUTICS INC.
Prospectus Supplement
Up to US$50,000,000
Common Shares
June 9, 2022